UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

CONTENTS

Consolidated Statement of Financial Position

Consolidated Statement of Income by Function

Consolidated Statement of Comprehensive Income

Consolidated Statement of Changes in Equity

Consolidated Statement of Cash Flows - Direct Method

Notes to the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
MXN	-	MEXICAN PESO
VEF	-	STRONG BOLIVAR

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, March 14, 2018

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

We have audited the accompanying consolidated financial statements of Latam Airlines Group S.A. and subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2017 and 2016 and the related statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the corresponding notes to the consolidate financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. As a consequence we do not express that kind of opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PWC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (562) 2940 0000 | www.pwc.cl

Santiago, March 14, 2018

Latam Airlines Group S.A.

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects the financial position of Latam Airlines Group S.A. and subsidiaries as at December 31, 2017 and 2016, and the results of operations and cash flows for the years then ended in accordance with the International Financial Reporting Standards (IFRS).

Renzo Corona Spedaliere RUT: 6.373.028-9

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of December 31, 2017	As of December 31, 2016
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	6 - 7	1,142,004	949,327
Other financial assets	7 - 11	559,919	712,828
Other non-financial assets	12	221,188	212,242
Trade and other accounts receivable	7 - 8	1,214,050	1,107,889
Accounts receivable from related entities	7 - 9	2,582	554
Inventories	10	236,666	241,363
Tax assets	18	77,987	65,377

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners

		3,454,396	3,289,580

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	291,103	337,195

Total current assets		3,745,499	3,626,775

Non-current assets
Other financial assets	7 - 11	88,090	102,125
Other non-financial assets	12	220,807	237,344
Accounts receivable	7 - 8	6,891	8,254
Intangible assets other than goodwill	15	1,617,247	1,610,313
Goodwill	16	2,672,550	2,710,382
Property, plant and equipment	17	10,065,335	10,498,149
Tax assets	18	17,532	20,272
Deferred tax assets	18	364,021	384,580
Total non-current assets		15,052,473	15,571,419
Total assets		18,797,972	19,198,194

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

LIABILITIES	Note	As of December 31, 2017	As of December 31, 2016
		ThUS$	ThUS$
Current liabilities

Other financial liabilities	7 - 19	1,300,949	1,839,528
Trade and other accounts payables	7 - 20	1,695,202	1,593,068
Accounts payable to related entities	7 - 9	760	269
Other provisions	21	2,783	2,643
Tax liabilities	18	3,511	14,286
Other non-financial liabilities	22	2,823,963	2,762,245
		5,827,168	6,212,039

Liabilities included in disposal groups classified as held for sale	13	15,546	10,152
Total current liabilities		5,842,714	6,222,191

Non-current liabilities
Other financial liabilities	7 - 19	6,605,508	6,796,952
Accounts payable	7 - 24	498,832	359,391
Other provisions	21	374,593	422,494
Deferred tax liabilities	18	949,697	915,759
Employee benefits	23	101,087	82,322
Other non-financial liabilities	22	158,305	213,781
Total non-current liabilities		8,688,022	8,790,699
Total liabilities		14,530,736	15,012,890

EQUITY
Share capital	25	3,146,265	3,149,564
Retained earnings	25	475,118	366,404
Treasury Shares	25	(178)	(178)
Other reserves		554,884	580,870
Parent’s ownership interest		4,176,089	4,096,660
Non-controlling interest	14	91,147	88,644
Total equity		4,267,236	4,185,304
Total liabilities and equity		18,797,972	19,198,194

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended December 31,
	Note	2017	2016
		ThUS$	ThUS$

Revenue	26	9,613,907	8,988,340
Cost of sales		(7,441,849)	(6,967,037)
Gross margin		2,172,058	2,021,303

Other income	28	549,889	538,748
Distribution costs		(699,600)	(747,426)
Administrative expenses		(938,931)	(872,954)
Other expenses		(368,883)	(373,738)
Other gains/(losses)		(7,754)	(72,634)
Income from operation activities		706,779	493,299
Financial income		78,695	74,949
Financial costs	27	(393,286)	(416,336)
Share of profit of investments accounted for using the equity method		—	—
Foreign exchange gains/(losses)	29	(18,718)	121,651
Result of indexation units		748	311
Income (loss) before taxes		374,218	273,874
Income (loss) tax expense / benefit	18	(173,504)	(163,204)
NET INCOME (LOSS) FOR THE PERIOD		200,714	110,670
Income (loss) attributable to owners of the parent		155,304	69,220
Income (loss) attributable to non-controlling interest	14	45,410	41,450

Net income (loss) for the year		200,714	110,670

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0,25610	0.12665
Diluted earnings (losses) per share (US$)	30	0,25610	0.12665

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended December 31,
	Note	2017	2016
		ThUS$	ThUS$

NET INCOME (LOSS)		200,714	110,670
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	2,763	(3,105)
Total other comprehensive income that will not be reclassified to income before taxes		2,763	(3,105)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(47,495)	494,362
Other comprehensive income, before taxes, currency translation differences		(47,495)	494,362
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	18,344	127,390
Other comprehensive income (losses), before taxes, cash flow hedges		18,344	127,390
Total other comprehensive income that will be reclassified to income before taxes		(29,151)	621,752
Other components of other comprehensive income (loss), before taxes		(26,388)	618,647
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(785)	921
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		(785)	921
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(1,770)	(34,695)
Income taxes related to components of other comprehensive income that will be reclassified to income		(1,770)	(34,695)
Total Other comprehensive income		(28,943)	584,873
Total comprehensive income (loss)		171,771	695,543
Comprehensive income (loss) attributable to owners of the parent		128,876	648,539
Comprehensive income (loss) attributable to non-controlling interests		42,895	47,004
TOTAL COMPREHENSIVE INCOME (LOSS)		171,771	695,543

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity Comprehensive income
Gain (losses)	25	—	—	—	—	—	—	—	—	155,304	155,304	45,410	200,714
Other comprehensive income		—	—	(45,036)	16,634	1,974	—		(26,428)	—	(26,428)	(2,515)	(28,943)
Total comprehensive income		—	—	(45,036)	16,634	1,974	—	—	(26,428)	155,304	128,876	42,895	171,771
Transactions with shareholders
Dividens	25	—	—	—	—	—	—	—	—	(46,590)	(46,590)	—	(46,590)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	—	—	—	—	943	(501)	442	—	(2,857)	(40,392)	(43,249)
Total transactions with shareholders		(3,299)	—	—	—	—	943	(501)	442	(46,590)	(49,447)	(40,392)	(89,839)
Closing balance as of December 31, 2017		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	—	—	—	—	—	—	—	—	69,220	69,220	41,450	110,670
Other comprehensive income		—	—	489,486	92,016	(2,183)	—		579,319	—	579,319	5,554	584,873
Total comprehensive income		—	—	489,486	92,016	(2,183)	—	—	579,319	69,220	648,539	47,004	695,543
Transactions with shareholders
Equity issue	25-34	608,496	—	—	—	—	—	—	—	—	608,496	—	608,496
Dividens	25	—	—	—	—	—	—	—	—	(20,766)	(20,766)	—	(20,766)
Increase (decrease) through transfers and other changes, equity	25-34	(4,637)	—	—	—	—	2,891	5,602	8,493	—	3,856	(39,373)	(35,517)
Total transactions with shareholders		603,859	—	—	—	—	2,891	5,602	8,493	(20,766)	591,586	(39,373)	552,213

Closing balance as of December 31, 2016		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended December 31,
	Note	2017	2016
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,595,718	9,918,589
Other cash receipts from operating activities		73,668	70,359
Payments for operating activities
Payments to suppliers for goods and services		(6,722,713)	(6,756,121)
Payments to and on behalf of employees		(1,955,310)	(1,820,279)
Other payments for operating activities		(223,706)	(162,839)
Income taxes refunded (paid)		(91,986)	(59,556)
Other cash inflows (outflows)	35	(8,931)	(209,269)
Net cash flows from operating activities		1,666,740	980,884

Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		6,503	—
Other cash receipts from sales of equity or debt instruments of other entities		3,248,693	2,969,731
Other payments to acquire equity or debt instruments of other entities		(3,106,411)	(2,706,733)
Amounts raised from sale of property, plant and equipment		51,316	76,084
Purchases of property, plant and equipment		(403,666)	(694,370)
Amounts raised from sale of intangible assets		—	1
Purchases of intangible assets		(87,318)	(88,587)
Interest received		12,684	11,242
Other cash inflows (outflows)	35	(9,223)	843
Net cash flow from (used in) investing activities		(287,422)	(431,789)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		—	608,496
Amounts raised from long-term loans		1,305,384	1,820,016
Amounts raised from short-term loans		132,280	279,593
Loans repayments		(1,829,191)	(2,121,130)
Payments of finance lease liabilities		(344,901)	(314,580)
Dividends paid	35	(66,642)	(41,223)
Interest paid		(389,724)	(398,288)
Other cash inflows (outflows)	35	13,706	(229,163)
Net cash flows from (used in) financing activities		(1,179,088)	(396,279)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		200,230	152,816
Effects of variation in the exchange rate on cash and cash equivalents		(7,553)	43,014
Net increase (decrease) in cash and cash equivalents		192,677	195,830
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	949,327	753,497
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,142,004	949,327

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Commission for the Financial Market (1), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by their subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the Commission for the Financial Market (1) and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs (2).

At December 31, 2017, the Company’s capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares; and (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase approved at the extraordinary meeting of shareholders of August 18, 2016.

(1)           On February 23, 2017 the Law No. 21,000 was published in the Official Journal, creating the new Commission for the Financial Market (CMF), a collegiate and technical entity that replaced the Superintendency of Securities and Insurance (SVS).

(2)           As reported in due course, during 2016, LATAM discontinued its Brazilian receipts program - BDR level III, currently LATAM not counting with securities in the Brazilian market.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., owns 27.91% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2017, the Company had a total of 1,485 registered shareholders. At that date approximately 4.14% of the Company’s share capital was in the form of ADRs.

For the period ended December 31, 2017, the Company had an average of 43,593 employees, ending this period with a total of 43,095 employees, spread over 6,922 Administrative employees, 4,742 in Maintenance, 15,126 in Operations, 9,016 in Cabin Crew, 3,957 in Controls Crew, and 3,332 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2017			As December 31, 2016
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	0.0000	0.0000	0.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	In June 2016, Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.

(**)	As of December 31, 2017, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian Government implemented during 2016 which allows foreign capital to have up to 49% of the property.

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

b)	Financial Information

		Statement of financial position						Net Income
		As of December 31, 2017			As of December 31, 2016			For the periods ended December 31,
								2017	2016
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	6,771	2,197	4,574	5,468	2,727	2,741	1,833	2,650
96.763.900-1	Inmobiliaria Aeronáutica S.A.	—	—	—	36,756	8,843	27,913	—	3,443
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	499,345	1,101,548	(596,406)	475,763	1,045,761	(561,472)	(35,943)	(36,331)
Foreign	Lan Perú S.A.	315,607	303,204	12,403	306,111	294,912	11,199	1,205	(2,164)
93.383.000-4	Lan Cargo S.A.	584,169	371,934	212,235	480,908	239,728	241,180	(30,220)	(24,813)
Foreign	Connecta Corporation	38,735	17,248	21,487	31,981	23,525	8,456	13,013	9,684
Foreign	Prime Airport Services Inc. and Subsidary (**)	12,671	15,722	(3,051)	7,385	11,294	(3,909)	857	588
96.951.280-7	Transporte Aéreo S.A.	324,498	104,357	220,141	340,940	124,805	216,135	2,172	8,206
Foreign	Aircraft International Leasing Limited				—	—	—	—	9
96.631.520-2	Fast Air Almacenes de Carga S.A.	12,931	4,863	8,068	10,023	3,645	6,378	939	1,717
Foreign	Laser Cargo S.R.L.	18	27	(9)	21	32	(11)	2	(1)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	66,039	42,271	18,808	54,092	35,178	15,737	3,438	176
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	144,884	156,005	(10,112)	80,644	95,747	(13,506)	3,389	(910)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	11,681	5,201	6,377	10,971	6,452	4,452	1,561	2,549
96.847.880-K	Technical Trainning LATAM S.A.	1,967	367	1,600	1,745	284	1,461	109	73
Foreign	Latam Finance Limited	678,289	708,306	(30,017)	—	—	—	(30,017)	—
Foreign	Peuco Finance Limited	608,191	608,191	—	—	—	—	—	—
Foreign	Profesional Airline Services INC.	3,703	3,438	265	—	—	—	294	—
Foreign	TAM S.A. and Subsidiaries (**)	4,490,714	3,555,423	856,829	5,287,286	4,710,308	495,562	160,582	2,107

(*)	In June 2016, Lantours Division of Terrestrial Services S.A. changed its name to Latam Travel Chile S.A.

(**)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds and 4. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2016 and December 31, 2017, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 2016, the increase in the share capital and statutory amendment for the purpose of creating a new class of shares of Lan Argentina SA, a subsidiary of Lan Pax Group SA, for a total amount was registered in the Public Registry of Commerce. of 90,000,000 nominated “C” class shares not endorsable and without the right to vote. Lan Pax Group S.A. participated in this capital increase, modifying its ownership in 4.87%, as a result of which, the indirect participation of LATAM Airlines Group S.A. increases to 99.8656%.

-	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

-	On September 2016, Latam Finance Limited, a wholly-owned subsidiary of LATAM Airlines Group S.A., was created. Company operation started on April 2017.

-	On November 2015, the company Peuco Finance Limited was created, whose ownership corresponds 100% to LATAM Airlines Group S.A. The operation of this company began in December 2017.

-	Prismah Fidelidade Ltda. is constituted on June 29, 2012, whose ownership corresponds 99.99% to Multiplus S.A. direct subsidiary of TAM S.A. The operation of this company began in December 2017.

-	On December 11, 2017, a capital increase was made in TAM S.A. for a total of MR $ 697,935 (ThUS $ 210,000), with no new shares issues. This capital increase was paid a whole 100% by the shareholder LATAM Airlines Goup S.A.

The foregoing, in accordance with the TAM’s shareholder Holdco I S.A., who renounces to any right arisinged from this increase.

-	As of December 31, 2017, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,951 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.09498%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19414%

(2)	Dissolution of companies

-	During the period 2016, Lan Chile Investments Limited, subsidiary of LATAM Airlines Group S.A.; and Aircraft International Leasing Limited, subsidiary of Lan Cargo S.A., were dissolved.

-	On November 20, 2017 LATAM Airlines Group S.A. acquires 100% of the shares of Inmobiliaria Aeronáutica S.A. consequently, a merger and subsequent dissolution of said company is carried out.

(3)	Disappropriation of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., sold Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C. 100% of the capital stock of Rampas Andes Airport Services S.A.

The sale value of Rampas Andes Airport Services S.A. it was of ThUS $ 8,624.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to “Net income (loss) for the period” for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company’s afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company’s subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluding that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

(a)           Accounting pronouncements with implementation effective from January 1, 2017:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of cash flow	January 2016	01/01/2017

Amendment to IAS 12: Income tax	January 2016	01/01/2017

(ii) Improvements

Improvements to International Financial Reporting Standards (2014-2016 cycle): IFRS 12 Disclosure of interests in other entities	December 2016	01/01/2017

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)           Accounting pronouncements not yet in force for financial years beginning on January 1, 2017 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 9: Financial Instruments	October 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	October 2017	01/01/2019

IFRS 17: Insurance contracts	May 2017	01/01/2021

(ii) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

(iii) Improvements

Improvements to International Financial Reporting Standards. (cycle 2014-2016) IFRS 1: First-time adoption of international financial reporting standards and IAS 28 investments in associates and joint ventures.

	December 2016	01/01/2018

Improvements to International Financial Reporting Standards. (cycle 2015-2017) IFRS 3: Business combinations, IAS 12: Income tax, IFRS 11: Joint arrangements and IAS 23: Borrowing costs	December 2017	01/01/2019

(iv) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

IFRIC 23: Uncertain tax positions	June 2017	01/01/2019

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

The Company evaluated the possible adoption impacts that this new standard will have on the consolidated financial statements and has identified changes in: i) the recognition of the income associated with the fines for changes, which were previously recognized at the time of the sale and now will be considered as a modification of the initial transport contract and therefore the recognition must be deferred until the rendering of the service; ii) the moment of recognition of the income from the sale of some services or products, where the Company concluded that it acted as principal, and therefore the revenues must be deferred until the service is rendered; and iii) the presentation of the income associated with the sale of products, where the Company concluded that it acted as agent and therefore the income must be presented net of the associated costs.

As of December 31, 2017, the effect of the changes indicated above As of December 31, 2017, the effect of the changes indicated above will not have a significant impact on the Company’s consolidated financial statements in the year of its first adoption.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

We are evaluating the impact that the adoption of the new lease rule will have on the consolidated financial statements. Currently, we believe that the adoption of this new standard will have a significant impact on the consolidated statement of financial position due to the recording of an asset for right of use and a liability, corresponding to the recording of the leases that are currently registered as operating leases.

LATAM Airlines Group S.A. and subsidiaries are still assessing this standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)            Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)           The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)          All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment , they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading other non - financial liabilities in the Consolidated Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2017, the Company recognized gains of US $ 15.1 million for fuel net premium coverage. During the same period of 2016, the Company recognized losses of US $ 48.0 million for the same concept.

As of December 31, 2017, the market value of fuel positions amounted to US $ 10.7 million (positive). At the end of December 2016, this market value was US $ 8.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2017 (*)	Maturities
	Q118	Q218	Q318	Total

Percentage of coverage over the expected volume of consumption	19%	12%	5%	12%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total

Percentage of coverage over the expected volume of consumption	21%	16%	18%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2018.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2017 and the end of December, 2016.

	Positions as of December 31, 2017	Positions as of December 31, 2016
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+1.8	+3.12
-5	- 3.3	-4.78

Given the structure of fuel coverage during 2017, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 109.7 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 110.5 million of higher fuel costs.

(ii)       Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: euro, pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian nuevo sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

In order to reduce the exposure to the exchange rate risk in the operational cash flows of 2017, and to ensure the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2017, the market value of FX derivative positions amounted to US $ 4.4 million (positive). At the end of December 2016, this market value was US $ 1.1 million (negative).

During the period ended December 31, 2017, the Company recognized losses of US $ 9.7 million for FX net premium coverage. During the same period of 2016, the company recognized losses of US $ 40.3 million for this concept.

As of December 31, 2017, the Company has contracted FX derivatives for US $ 180 million for BRL. By the end of December 2016, the company had contracted FX derivatives for US $ 60 million for BRL, and US $ 10 million for GBP.

Sensitivity analysis:

A depreciation of the R $ / US $ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the awareness of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection term was defined until the end of the last contract of coverage in force, being the last business day of the second quarter of the year 2018:

Appreciation (depreciation)*	Effect at December 31, 2017	Effect at December 31, 2016
of R$	Millions of US$	Millions of US$

-10%	-10.7	-1.02
+10%	+9.7	+3.44

(*)Both currencies (BRL and GBP) only apply period to the closing of 2016.

During 2017, the Company contracted derivative currency swaps to hedge debt issued the same year for a notional UF 8.7 million. As of December 31, 2017, the market value of derivative positions of currency swaps amounted to US$ 30.6 million (positive).

As of December 31, 2017, the Company has recorded an amount for ineffectiveness in the consolidated statement of income for this type of hedges for US $ 6.2 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollars to reais, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

With the objective of reducing the impact on the Company’s results caused by appreciations or depreciations of R$/US $, the Company has executed internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at December 31, 2017	Effect at December 31, 2016
of R$/US$	Millons of US$	Millons of US$

-10%	+80.5	+119.2
+10%	-80.5	-119.2

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2017	Effect at December 31, 2016
of R$/US$	Millions of US$	Millions of US$

-10%	+386.62	+351.04
+10%	-316.33	-287.22

(iii)       Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (63% at December 31, 2016) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2017, the market value of the positions of interest rate derivatives amounted to US$ 6.6 million (negative). At end of December 2016 this market value was US$ 17.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2017	Positions as of December 31, 2016
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-29.26	-32.16
-100 basis points	+29.26	+32.16

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2017	Positions as of December 31, 2016
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+1.9	+3.93
-100 basis points	-1.9	-4.03

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)       Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the Company has established maximum limits for investments which are monitored regularly.

(i)          Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)         Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)       Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At December 31, 2017 is US$ 1,614 million (US$ 1,486 million at December 31, 2016), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2017, LATAM has working capital credit lines with multiple banks and additionally has a US$ 450 million undrawn committed credit line (US$ 325 million at December 31, 2016) subject to borrowing base availability.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor Country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS$	ThUS $	ThUS $	ThUS$	ThUS $	ThUS $		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,863	—	—	—	—	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	—	57,363	—	—	—	57,363	55,801	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	US$	30,131	—	—	—	—	30,131	30,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,257	—	—	—	—	40,257	40,000	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	US$	100,935	—	—	—	—	100,935	100,000	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	US$	12,061	—	—	—	—	12,061	12,000	At Expiration	2.03	2.03
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	22,082	22,782	43,430	—	—	88,294	84,664	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	US$	—	16,465	15,628	—	—	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	US$	2,040	3,368	202,284	—	—	207,692	202,284	Quarterly	4.41	4.41
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	—	84,375	650,625	96,250	772,188	1,603,438	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	20,860	41,720	226,379	245,067	534,026	379,274	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	8,368	25,415	56,305	12,751	—	102,839	98,091	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	US$	14,498	59,863	148,469	145,315	313,452	681,597	575,221	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	US$	30,764	92,309	246,285	246,479	245,564	861,401	808,987	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	32,026	95,042	253,469	244,836	676,474	1,301,847	1,034,853	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	US$	14,166	42,815	114,612	112,435	102,045	386,073	351,217	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	US$	3,292	9,997	26,677	26,704	14,133	80,803	74,734	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	US$	1,611	4,928	13,163	13,196	7,369	40,267	37,223	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	US$	18,485	55,354	146,709	145,364	158,236	524,148	472,833	Quarterly	4.00	2.82
0-E	DEUTS CHE BANK	U.S.A.	US$	4,043	12,340	32,775	32,613	32,440	114,211	96,906	Quarterly	4.39	4.39
0-E	NATIXIS	France	US$	18,192	54,952	129,026	105,990	166,011	474,171	413,011	Quarterly	3.42	3.40
0-E	PK Air Finance	U.S.A.	US$	2,375	7,308	20,812	18,104	—	48,599	46,500	Monthly	3.18	3.18
0-E	KFW IP EX-BANK	Germany	US$	2,570	7,111	16,709	1,669	—	28,059	26,888	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,033	6,107	15,931	—	—	24,071	22,925	Monthly	3.19	3.19
0-E	INVESTEC	England	US$	1,930	11,092	26,103	26,045	11,055	76,225	63,378	Semiannual	6.04	6.04
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	1,757	5,843	246,926	—	—	254,526	241,287	At Expiration	3.38	3.38
Financial leases
0-E	ING	U.S.A.	US$	5,890	12,076	28,234	—	—	46,200	42,957	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	US$	12,699	38,248	91,821	51,222	2,880	196,870	184,274	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	US$	13,354	34,430	23,211	—	—	70,995	67,783	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	US$	13,955	35,567	50,433	2,312	—	102,267	98,105	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	US$	12,117	38,076	98,424	66,849	21,253	236,719	221,113	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	US$	6,049	18,344	48,829	47,785	3,156	124,163	117,023	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	US$	370	3,325	8,798	8,692	9,499	30,684	25,983	Monthly	4.01	4.01
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	25,783	77,810	206,749	—	—	310,342	285,891	Quarterly	6.00	6.00
Derivatives of coverage
-	Others	—	US$	5,656	6,719	6,228	—	—	18,603	17,407	—	—	—
	Total			535,352	960,284	3,010,385	1,630,990	2,780,822	8,917,833	7,633,613

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017 Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	176	497	1,332	722	—	2,727	2,382	Monthly	6.01	6.01
Financial leases

0-E	NATIXIS	France	US$	4,248	7,903	23,141	71,323	—	106,615	99,036	Quarterly / Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	837	2,411	6,509	3,277	—	13,034	12,047	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,735	32,230	204,836	—	—	248,801	244,513	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	34	—	—	—	—	34	21	Monthly	6.89	6.89
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	161	12	—	—	—	173	109	Monthly	6.89	6.89
	Total			17,191	43,053	235,818	75,322	—	371,384	358,108

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	566,838	—	—	—	—	566,838	566,838	—	—	—
			CLP	165,299	—	—	—	—	165,299	165,299	—	—	—
			BRL	315,605	—	—	—	—	315,605	315,605	—	—	—
			Other currencies	290,244	11,215	—	—	—	301,459	301,459	—	—	—
Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	534	—	—	—	—	534	534	—	—	—
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	4	—	—	—	—	4	4	—	—	—
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	210	—	—	—	—	210	210	—	—	—
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	12	—	—	—	—	12	12	—	—	—

	Total			1,338,746	11,215	—	—	—	1,349,961	1,349,961

	Total consolidated			1,891,289	1,014,552	3,246,203	1,706,312	2,780,822	10,639,178	9,341,682

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016 Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	75,212	—	—	—	—	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	ThUS$	—	52,675	—	—	—	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,193	—	—	—	—	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,191	—	—	—	—	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	72,151	—	—	—	—	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,054	—	—	—	—	12,054	12,000	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	—	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	—	14,579	31,949	—	—	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	145	199	28,911	—	—	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	1,497	4,308	160,556	—	—	166,361	158,194	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	—	36,250	72,500	518,125	—	626,875	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS$	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	ThUS$	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,503	7,587	18,772	9,178	—	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,982	5,972	16,056	7,766	—	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	1,501	4,892	268,922	—	—	275,315	256,860	At Expiration	2.85	2.85
Financial leases
0-E	ING	U.S.A.	ThUS$	5,889	17,671	34,067	12,134	—	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,788	5,457	—	—	—	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	6,083	18,250	48,667	14,262	—	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	17,558	50,593	67,095	3,899	—	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,744	41,508	79,165	22,474	—	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,773	9,541	—	—	—	14,314	14,127	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	ThUS$	—	—	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	ThUS$	163	320	26,214	—	—	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	25,802	77,795	207,001	103,341	—	413,939	370,389	Quarterly	6.00	6.00
Hedging derivative
-	OTROS	—	ThUS$	7,364	15,479	7,846	—	—	30,689	—	—	—	—
-	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Clases de pasivo para el análisis del riesgo de liquidez agrupado por vencimiento al 31 de diciembre de 2016 Nombre empresa deudora: TAM S.A. y Filiales, Rut 02.012.862/0001-60, Brasil.

Rut empresa acreedora	Nombre empresa acreedora	País de empresa acreedora	Descripción de la moneda	Hasta 90 días	Más de 90 días a un año	Más de uno a tres años	Más de tres a cinco años	Más de cinco años	Total Valor	Total Valor nominal	Tipo de amortización	Tasa efectiva	Tasa nominal
				MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$		%	%
Préstamos bancarios
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holanda	US$	179	493	1,315	1,314	54	3,355	2,882	Mensual	6.01	6.01
0-E	CITIBANK	E.E.U.U.	US$	1,528	203,150	—	—	—	204,678	200,000	Al Vencimiento	3.39	3.14
Obligaciones con el Público
0-E	THE BANK OF NEW YORK	E.E.U.U.	US$	—	352,938	83,750	562,813	—	999,501	800,000	Al Vencimiento	8.17	8.00
Arrendamiento Financiero

0-E	AFS INVESTMENT IX LLC	E.E.U.U.	US$	2,733	7,698	20,522	8,548	—	39,501	35,448	Mensual	1.25	1.25
0-E	DVB BANK SE	E.E.U.U.	US$	120	165	—	—	—	285	282	Mensual	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	E.E.U.U.	US$	3,852	5,098	—	—	—	8,950	8,846	Mensual	2.30	2.30
0-E	KFW IPEX-BANK	Alemania	US$	592	1,552	—	—	—	2,144	2,123	Mensual/Trimestral	2.80	2.80
0-E	NATIXIS	Francia	US$	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Trimestral/Semestral	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburgo	US$	833	2,385	6,457	6,542	—	16,217	14,754	Trimestral	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italia	US$	11,875	32,116	85,995	171,553	—	301,539	279,335	Trimestral	4.18	4.11
0-E	BANCO IBM S.A	Brasil	BRL	380	1,161	35	—	—	1,576	1,031	Mensual	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brasil	BRL	225	—	—	—	—	225	222	Mensual	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	Francia	BRL	146	465	176	—	—	787	519	Mensual	13.63	13.63
	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016 Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	ThUS$	549,897	21,215	—	—	—	571,112	571,112	—	—	—
			CLP	48,842	(30)	—	—	—	48,812	48,812	—	—	—
			BRL	346,037	27	—	—	—	346,064	346,064	—	—	—
			Others currencies	140,471	11,467	—	—	—	151,938	151,938	—	—	—
Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	—	—	—	—	170	170	—	—	—
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	—	—	—	—	46	46	—	—	—
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	—	—	—	—	28	28	—	—	—
65.216.000-K	Comunidad Mujer	Chile	CLP	13	—	—	—	—	13	13
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	6	—	—	—	—	6	6
79.773.440-3	Transportes San Felipe S.A.	Chile	CLP	4	—	—	—	—	4	4	—	—	—
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	2	—	—	—	—	2	2	—	—	—
	Total			1,085,516	32,679	—	—	—	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2016, the Company provided US$ 30.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2017, the Company had provided US$ 16.4 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2017 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with stable outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2017, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2017					As of December 31, 2016

		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $

Assets

Cash and cash equivalents	29,658	29,658	—	—	15,522	15,522	—	—
Short-term mutual funds	29,658	29,658	—	—	15,522	15,522	—	—

Other financial assets , current	536,001	473,653	62,348	—	548,402	536,991	11,411	—
Fair value derived interest rate	3,113	—	3,113	—	—	—	—	—
Fair value of fuel derivatives	10,711	—	10,711	—	10,088	—	10,088	—
Fair value derived from foreign currency	48,322	—	48,322	—	1,259	—	1,259	—
Interest accrued since the last payment date of Cross Currency Swap	202	—	202	—	64	—	64	—
Private investment funds	472,232	472,232	—	—	536,991	536,991	—	—
Domestic and foreign bonds	1,421	1,421	—	—	—	—	—	—

Other financial assets , not current	519	—	519	—	—	—	—	—
Fair value derived from foreign currency	519	—	519	—	—	—	—	—

Liabilities

Other financial liabilities, current	12,200	—	12,200	—	24,881	—	24,881	—
Fair value of interest rate derivatives	8,919	—	8,919	—	9,579	—	9,579	—
Fair value of foreign currency derivatives	2,092	—	2,092	—	13,155	—	13,155	—
Interest accrued since the last payment date of Currency Swap	1,189	—	1,189	—	2,147	—	2,147	—

Other financial liabilities , non current	2,617	—	2,617	—	6,679	—	6,679	—
Fair value of interest rate derivatives	2,617	—	2,617	—	6,679	—	6,679	—

Additionally, at December 31, 2017, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2017		As of December 31, 2016
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,112,346	1,112,346	933,805	933,805
Cash on hand	8,562	8,562	8,630	8,630
Bank balance	330,430	330,430	255,746	255,746
Overnight	239,292	239,292	295,060	295,060
Time deposits	534,062	534,062	374,369	374,369
Other financial assets, current	23,918	23,918	164,426	164,426
Other financial assets	23,918	23,918	164,426	164,426
Trade debtors, other accounts receivable and Current accounts receivable	1,214,050	1,214,050	1,107,889	1,107,889
Accounts receivable from entities related, current	2,582	2,582	554	554
Other financial assets, not current	87,571	87,571	102,125	102,125
Accounts receivable, non-current	6,891	6,891	8,254	8,254

Other current financial liabilities	1,288,749	1,499,495	1,814,647	2,022,290
Accounts payable for trade and other accounts payable, current	1,695,202	1,695,202	1,593,068	1,593,068
Accounts payable to entities related, current	760	760	269	269
Other financial liabilities, not current	6,602,891	6,738,872	6,790,273	6,970,375
Accounts payable, not current	498,832	498,832	359,391	359,391

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)         Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of December 31, 2017, the capital gain amounts to ThUS $ 2,672,550 (ThUS $ 2,710,382 as of December 31, 2016), while the intangible assets comprise the Airport Slots for ThUS $ 964,513 (ThUS $ 978,849 as of December 31, 2016) and Loyalty Program for ThUS $ 321,440 (ThUS $ 326,262 as of December 31, 2016).

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), “Air transport” and “Multiplus coalition and loyalty program”. The book value of the surplus value assigned to each CGU as of December 31, 2017 amounted to ThUS $ 2,146,692 and ThUS $ 525,858 (ThUS $ 2,176,634 and ThUS $ 533,748 as of December 31, 2016), which include the following Intangible assets of indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$

Airport Slots	964,513	978,849	—	—
Loyalty program	—	—	321,440	326,262

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)        Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)         Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of December 31, 2017, the Company has recognized deferred tax assets of ThUS $ 364,021 (ThUS $ 384,580 as of December 31, 2016) and has ceased to recognize deferred tax assets on tax losses of ThUS $ 81,155 (ThUS $ 115,801). December 31, 2016) (Note 18).

(d)        Air tickets sold that are not actually used.

The Company register advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2017, deferred revenue associated with air tickets sold amounted to ThUS$ 1,550,447 (ThUS$ 1,535,229 as of December 31, 2016). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, would have an impact of up to ThUS$ 20,000 in the results of 2017.

(e)         Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2017 and 2016 the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

The members of these programs accumulate kilometers when they fly with LATAM Airlines Group or any other airline member of the onewordl® program, as well as use the services of the associated entities.

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, weighted by the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of December 31, 2017, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS $ 853,505 (ThUS $ 896,190 as of December 31, 2016). A hypothetical change of one percentage point in the exchange probability would result in an impact as of December 31, 2017 of ThUS $ 25,000 (ThUS $ 30,632 as of December 31, 2016). While the deferred revenues associated with the loyalty programs LATAM Fidelidade and Multiplus amount to ThUS $ 364,866 (ThUS $ 392,107 as of December 31, 2016). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact as of December 31, 2017 of ThUS $ 16,700 (ThUS $ 14,639 as of December 31, 2016).

The fair value of kilometers and other associated components are determined by the Company on the basis of fair value analysis of them past. As of December 31, 2017 a hypothetical change of one percentage point in the fair value of the unused kilometers would result in an impact of ThUS$ 8,000 in 2017 (ThUS$ 8,400 in 2016).

(f)         Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)        Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 19.4 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

For the periods ended

	Air transportation At December 31,		Coalition and loyalty program Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	9,159,031	8,587,772	454,876	400,568	—	—	9,613,907	8,988,340
LAN passenger	4,313,287	4,104,348	—	—	—	—	4,313,287	4,104,348
TAM passenger	3,726,314	3,372,799	454,876	400,568	—	—	4,181,190	3,773,367
Freight	1,119,430	1,110,625	—	—	—	—	1,119,430	1,110,625
Income from ordinary activities from transactions with other operating segments	454,876	400,568	67,554	65,969	(522,430)	(466,537)	—	—
Other operating income	308,937	364,551	240,952	174,197	—	—	549,889	538,748
Interest income	28,184	27,287	50,511	58,380	—	(10,718)	78,695	74,949
Interest expense	(393,286)	(427,054)	—	—	—	10,718	(393,286)	(416,336)
Total net interest expense	(365,102)	(399,767)	50,511	58,380	—	—	(314,591)	(341,387)
Depreciation and amortization	(994,416)	(952,285)	(7,209)	(8,043)	—	—	(1,001,625)	(960,328)
Material non-cash items other than depreciation and amortization	(75,479)	10,069	(145)	(991)	—	—	(75,624)	9,078
Disposal of fixed assets and inventory losses	(39,238)	(82,734)	—	—	—	—	(39,238)	(82,734)
Doubtful accounts	(18,272)	(29,674)	(144)	(476)	—	—	(18,416)	(30,150)
Exchange differences	(18,717)	122,129	(1)	(478)	—	—	(18,718)	121,651
Result of indexation units	748	348	—	(37)	—	—	748	311
Income (loss) atributable to owners of the parents	(3,482)	(83,653)	158,783	152,873	—	—	155,301	69,220
Expenses for income tax	(104,376)	(92,476)	(69,128)	(70,728)	—	—	(173,504)	(163,204)
Segment profit / (loss)	41,931	(42,203)	158,783	152,873	—	—	200,714	110,670
Assets of segment	17,430,937	17,805,749	1,373,049	1,400,432	(6,014)	(7,987)	18,797,972	19,198,194
Segment liabilities	14,007,916	14,469,505	563,849	572,065	(41,029)	(28,680)	14,530,736	15,012,890
Amount of non-current asset additions	412,846	1,481,090	—	—	—	—	412,846	1,481,090
Property, plant and equipment	325,513	1,390,730	—	—	—	—	325,513	1,390,730
Intangibles other than goodwill	87,333	90,360	—	—	—	—	87,333	90,360
Purchase of non-monetary assets of segment	490,983	782,957	—	—	—	—	490,983	782,957

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

For the periods ended

	Air transportation At December 31,		Coalition and loyalty program Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	403,282	693,581	384	789	—	—	403,666	694,370
Additions associated with maintenance	218,537	197,866	—	—	—	—	218,537	197,866
Other additions	184,745	495,715	384	789	—	—	185,129	496,504
Purchases of intangible assets (**)	79,102	84,377	8,216	4,210	—	—	87,318	88,587
Net cash flows from (used in) operating activities	1,489,797	827,108	186,367	154,411	(9,424)	(635)	1,666,740	980,884
Net cash flow from (used in) investing activities	(278,790)	(426,989)	(8,632)	(4,800)	—	—	(287,422)	(431,789)
Net cash flows from (used in) financing activities	(1,010,705)	(246,907)	(168,383)	(149,372)	—	—	(1,179,088)	(396,279)

(**) The company does not have the cash flows of intangible asset acquisitions associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the period ended At December 31,
	2017	2016
	ThUS$	ThUS$
Peru	626,316	627,215
Argentina	1,113,467	1,030,973
U.S.A.	900,413	933,130
Europe	676,282	714,436
Colombia	359,276	343,001
Brazil	3,436,402	2,974,234
Ecuador	190,268	198,171
Chile	1,527,158	1,512,570
Asia Pacific and rest of Latin America	784,325	654,610
Income from ordinary activities	9,613,907	8,988,340
Other operating income	549,889	538,748

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Cash on hand	8,562	8,630
Bank balances	330,430	255,746
Overnight	239,292	295,060
Total Cash	578,284	559,436
Cash equivalents
Time deposits	534,062	374,369
Mutual funds	29,658	15,522
Total cash equivalents	563,720	389,891
Total cash and cash equivalents	1,142,004	949,327

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Argentine peso	12,135	7,871
Brazilian real	106,499	97,401
Chilean peso	81,845	30,758
Colombian peso	7,264	4,336
Euro	11,746	1,695
US Dollar	882,114	780,124
Other currencies	40,401	27,142
Total	1,142,004	949,327

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2017

Assets	Loans and receivables	Hedge Derivatives	Held for trading	Initial as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,112,346	—	—	29,658	1,142,004
Other financial assets, current (*)	23,918	62,348	1,421	472,232	559,919
Trade and others accounts receivable, current	1,214,050	—	—	—	1,214,050
Accounts receivable from related entities, current	2,582	—	—	—	2,582
Other financial assets, non current (*)	87,077	519	494	—	88,090
Accounts receivable, non current	6,891	—	—	—	6,891
Total	2,446,864	62,867	1,915	501,890	3,013,536

Liabilities	Other financial liabilities	Held Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,288,749	12,200	1,300,949
Trade and others accounts payable, current	1,695,202	—	1,695,202
Accounts payable to related entities, current	760	—	760
Other financial liabilities, non-current	6,602,891	2,617	6,605,508
Accounts payable, non-current	498,832	—	498,832
Total	10,086,434	14,817	10,101,251

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2016

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	933,805	—	—	15,522	949,327
Other financial assets, current (*)	164,426	11,411	—	536,991	712,828
Trade and others accounts receivable, current	1,107,889	—	—	—	1,107,889
Accounts receivable from related entities, current	554	—	—	—	554
Other financial assets, non current (*)	101,603	—	522	—	102,125
Accounts receivable, non current	8,254	—	—	—	8,254
Total	2,316,531	11,411	522	552,513	2,880,977

Liabilities	Other financial liabilities	Held Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	—	1,593,068
Accounts payable to related entities, current	269	—	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	—	359,391
Total	10,557,648	31,560	10,589,208

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

(a) Assets	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Cash and cash equivalents	1,142,004	949,327
Argentine peso	12,135	7,871
Brazilian real	106,499	97,401
Chilean peso	81,845	30,758
Colombian peso	7,264	4,336
Euro	11,746	1,695
US Dollar	882,114	780,124
Other currencies	40,401	27,142
Other financial assets (current and non-current)	648,009	814,953
Argentine peso	297	337
Brazilian real	475,810	686,501
Chilean peso	26,679	668
Colombian peso	1,928	1,023
Euro	7,853	6,966
US Dollar	133,431	117,346
Other currencies	2,011	2,112
Trade and other accounts receivable, current	1,214,050	1,107,889
Argentine peso	49,958	82,770
Brazilian real	635,890	551,260
Chilean peso	83,415	92,791
Colombian peso	3,249	16,454
Euro	48,286	21,923
US Dollar	257,324	312,394
Other currencies (*)	135,928	30,297
Accounts receivable, non-current	6,891	8,254
Brazilian real	4	4
Chilean peso	6,887	8,250
Accounts receivable from related entities, current	2,582	554
Brazilian real	2	—
Chilean peso	735	554
US Dollar	1,845	—
Total assets	3,013,536	2,880,977
Argentine peso	62,390	90,978
Brazilian real	1,218,205	1,335,166
Chilean peso	199,561	133,021
Colombian peso	12,441	21,813
Euro	67,885	30,584
US Dollar	1,274,714	1,209,864
Other currencies	178,340	59,551

(*)       See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Trade accounts receivable	1,175,796	1,022,933
Other accounts receivable	133,054	170,264
Total trade and other accounts receivable	1,308,850	1,193,197
Less: Allowance for impairment loss	(87,909)	(77,054)
Total net trade and accounts receivable	1,220,941	1,116,143
Less: non-current portion – accounts receivable	(6,891)	(8,254)
Trade and other accounts receivable, current	1,214,050	1,107,889

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Fully performing	1,040,671	907,358
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	34,153	27,651
Expired from 91 to 180 days	10,141	9,303
More than 180 days overdue (*)	2,922	1,567
Total matured accounts receivable, but not impaired	47,216	38,521
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	43,175	34,909
Debtor under pre-judicial collection process and portfolio sensitization	44,734	42,145
Total matured accounts receivable and impaired	87,909	77,054
Total	1,175,796	1,022,933

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

Currency	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Argentine Peso	49,958	82,770
Brazilian Real	635,894	551,264
Chilean Peso	90,302	101,041
Colombian peso	3,249	16,454
Euro	48,286	21,923
US Dollar	257,324	312,394
Other currency (*)	135,928	30,297
Total	1,220,941	1,116,143

(*) Other currencies
Australian Dollar	40,303	5,487
Chinese Yuan	37	271
Danish Krone	197	151
Pound Sterling	5,068	3,904
Indian Rupee	3,277	303
Japanese Yen	18,756	2,601
Norwegian Kroner	133	184
Swiss Franc	2,430	1,512
Korean Won	18,225	4,241
New Taiwanese Dollar	2,983	662
Other currencies	44,519	10,938
Total	135,928	30,254

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	(60,072)	20,910	(37,892)	(77,054)
From January 1 to December 31, 2017	(77,054)	8,249	(19,104)	(87,909)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2017			As of December 31, 2016
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	1,175,796	(87,909)	1,087,887	1,022,933	(77,054)	945,879
Other accounts receivable	133,054	—	133,054	170,264	—	170,264

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)       Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2017	As of December 31, 2016
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	ThU$	1,845	—
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	728	538
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	2	—
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	5	14
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	2	2
	Total current assets				2,582	554

(b)       Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2017	As of December 31, 2016
					ThUS$	ThUS$

78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	CLP	534	46
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	12	6
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ThUS$	4	2
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	—	13
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	210	170
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	—	28
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	—	4

	Total current liabilities				760	269

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Technical stock	195,530	191,864
Non-technical stock	41,136	49,499
Total	236,666	241,363

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Provision for obsolescence Technical stock	21,839	31,647
Provision for obsolescence Non-technical stock	6,488	3,429
Total	28,327	35,076

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2017, the Company recorded ThUS$ 155,421 (ThUS$ 167,365 at December 31, 2016) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	472,232	536,991	—	—	472,232	536,991
Deposits in guarantee (aircraft)	15,690	16,819	41,058	56,846	56,748	73,665
Guarantees for margins of derivatives	2,197	939	—	—	2,197	939
Other investments	—	—	494	522	494	522
Domestic and foreign bonds	1,421	—	—	—	1,421	—
Other guarantees given	6,031	140,733	46,019	44,757	52,050	185,490
Other	—	5,935	—	—	—	5,935
Subtotal of other financial assets	497,571	701,417	87,571	102,125	585,142	803,542
(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	202	64	—	—	202	64
Fair value of interest rate derivatives	3,113	—	—	—	3,113	—
Fair value of foreign currency derivatives	48,322	1,259	519	—	48,841	1,259
Fair value of fuel price derivatives	10,711	10,088	—	—	10,711	10,088
Subtotal of hedging assets	62,348	11,411	519	—	62,867	11,411
Total Other Financial Assets	559,919	712,828	88,090	102,125	648,009	814,953

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments

Aircraft leases	31,322	37,560	4,718	14,065	36,040	51,625
Aircraft insurance and other	17,681	14,717	—	—	17,681	14,717
Others	10,012	4,521	1,186	1,573	11,198	6,094
Subtotal advance payments	59,015	56,798	5,904	15,638	64,919	72,436

(b) Other assets

Aircraft maintenance reserve (*)	21,505	51,576	51,836	90,175	73,341	141,751
Sales tax	137,866	102,351	37,959	40,232	175,825	142,583
Other taxes	2,475	500	—	—	2,475	500
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	327	406	670	591	997	997
Judicial deposits	—	—	124,438	90,604	124,438	90,604
Others	—	611	—	104	—	715
Subtotal other assets	162,173	155,444	214,903	221,706	377,076	377,150
Total Other Non - Financial Assets	221,188	212,242	220,807	237,344	441,995	449,586

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2017, maintenance reserves total ThUS $ 73,341 (ThUS $ 141,751 as of December 31, 2016), corresponding to 14 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at December 31, 2017 and December 31, 2016 are detailed below:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Current assets
Aircraft	236,022	281,158
Engines and rotables	9,197	29,083
Other assets	45,884	26,954
Total	291,103	337,195
Current liabilities
Other liabilities	15,546	10,152
Total	15,546	10,152

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)        Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings under the heading Non-current assets were transferred from the Property, plant and equipment heading. or groups of assets for disposal, classified as held for sale.

As a result, as of December 31, 2016, an adjustment of US $ 55 million was recorded to write down these assets to their net.

During 2016, two Airbus A319 aircraft, one Airbus A320 aircraft, two Airbus A330 aircraft, one A330 spare engine and D200 rotables were sold.

During 2017, an adjustment of US $ 17.4 million was recognized to record these assets at their net realizable value.

In addition, during 2017 seven Airbus A330 Spare engines and two Airbus A330 aircraft were sold.

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of December 31, 2017		As of December 31, 2016

Aircraft
Boeing 777 Freighter	2	(*)	2	(*)
Airbus A330-200	1		3
Airbus A320-200	1		1
ATR42-300	1		1
Total	5		7

(*) One aircraft leased to DHL.

(b)        Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

During 2017 an adjustment of US $ 1.3 million was recognized to record these assets at their net realizable value.

In addition, during 2017 there was the partial sale of A330 inventory.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2017	As of December 31, 2016
			%	%
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2017						Results for the period ended December 31, 2017
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	1,046,423	1,205
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	264,544	(30,220)
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	387,557	(41,636)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	317,436	2,172
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	219,039	3,722
Aerovías de Integración Regional,
AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	279,414	526
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	4,621,338	160,582

	Statement of financial position as of December 31, 2016						Results for the period ended December 31, 2016
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

(b)       Non-controlling interest

Equity

	Tax No.	Country of origin	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,722	3,360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	849	957
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	4,578	3,162
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0,13940	0.70422	3,502	515
Lan Argentina S.A.	0-E	Argentina	0,02842	0.13440	79	(311)
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(520)	(905)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.80944	461	436
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,324	1,104
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	77,139	80,313
Total					91,147	88,644

Incomes

		Country	As of December 31,	As of December 31,	For the period ended December 31,
	Tax No.	of origin	2017	2016	2017	2016
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	360	(649)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(4)	(7)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	1,416	96
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0,13940	0.70422	117	364
Lan Argentina S.A.	0-E	Argentina	0,02842	0.13440	24	77
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	—	(4)
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	398	(106)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.80944	4	(140)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	299	146
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	42,796	41,673
Total					45,410	41,450

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	964,513	978,849	964,513	978,849
Loyalty program	321,440	326,262	321,440	326,262
Computer software	160,970	157,016	509,377	419,652
Developing software	123,415	91,053	123,415	91,053
Trademarks (1)	46,909	57,133	62,539	63,730
Other assets	—	—	—	808
Total	1,617,247	1,610,313	1,981,284	1,880,354

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	6,688	83,672	—	—	90,360
Withdrawals	(736)	(191)	—	—	(927)
Transfer software	85,029	(74,376)	—	—	10,653
Foreing exchange	5,689	7,061	161,862	64,447	239,059
Amortization	(43,912)	—	—	(6,345)	(50,257)
Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	1,610,313

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	8,453	78,880	—	—	87,333
Withdrawals	(244)	(684)	—	—	(928)
Transfer software	45,783	(45,580)	—	—	203
Foreing exchange	(1,215)	(254)	(14,336)	(5,459)	(21,264)
Amortization	(48,823)	—	—	(9,587)	(58,410)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

(1)	In 2016, after the extensive work of integration after the association between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM “, which would unite all companies under a single image.

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs and brands as of December 31, 2017, amounts to ThUS$ 373,463 (ThUS$ 270,041 at December 31, 2016).

NOTE 16 – GOODWILL

The Goodwill amount at December 31, 2017 is ThUS$ 2,672,550 (ThUS$ 2,710,382 at December 31, 2016 and ThUS$ 2,280,575 at December 31, 2015). Movement of Goodwill separated by CGU it includes the following:

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	341,813	88,261	430,074
Others	(267)	—	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	(29,942)	(7,890)	(37,832)
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2017 the recoverable values were determined using the following assumptions presented below:

		Air transportation CGU	Coalition and loyalty program Multiplus CGU (2)

Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.3 - 3.9	3.3 - 3.9
Discount rate based on the weighted average
cost of capital (WACC)%		7.55 - 8.55	—
Discount rate based on cost of equity (Ke)%		—	12.4 - 13.4
Fuel Price from futures price curves commodities markets	US$/barrel	73-78	—

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU’s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

	Increase Maximum WACC	Increase Maximum CoE	Decrease Minimum terminal growth rate
	%	%	%
Air transportation CGU	8.55	—	1.0
Coalition and loyalty program Multiplus CGU	—	13.4	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of December 31, 2017, no signs of deterioration have been identified for the CGU Multiplus Coalition and Loyalty Program and for the UGE Transporte Aéreo that require a deterioration test.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress (*)	556,822	470,065	—	—	556,822	470,065
Land	49,780	50,148	—	—	49,780	50,148
Buildings	190,552	190,771	(66,004)	(60,552)	124,548	130,219
Plant and equipment	9,222,540	10,099,587	(2,390,142)	(2,350,045)	6,832,398	7,749,542
Own aircraft	8,544,185	9,436,684	(2,138,612)	(2,123,025)	6,405,573	7,313,659
Other (**)	678,355	662,903	(251,530)	(227,020)	426,825	435,883
Machinery	39,084	39,246	(29,296)	(26,821)	9,788	12,425
Information technology equipment	166,713	163,695	(136,557)	(123,981)	30,156	39,714
Fixed installations and accessories	186,989	178,363	(106,212)	(94,451)	80,777	83,912
Motor vehicles	70,290	96,808	(58,812)	(67,855)	11,478	28,953
Leasehold improvements	186,679	192,100	(102,454)	(87,559)	84,225	104,541
Other property, plants and equipment	3,640,838	3,005,981	(1,355,475)	(1,177,351)	2,285,363	1,828,630
Financial leasing aircraft	3,551,041	2,905,556	(1,328,421)	(1,152,190)	2,222,620	1,753,366
Other	89,797	100,425	(27,054)	(25,161)	62,743	75,264
Total	14,310,287	14,486,764	(4,244,952)	(3,988,615)	10,065,335	10,498,149

(*) As of December 31, 2017, includes pre-delivery payments to aircraft manufacturers for ThUS$ 543,720 (ThUS$ 434,250 as of December 31, 2016)

(**) Mainly considers rotable and tools.

(a)   Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net		Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	14,481	—	272	1,301,093		7,392	292	6	54,181	13,013	1,390,730
Disposals	—	—	—	(16,918	)(1)	(59)	—	(32)	—	(2,972)	(19,981)
Retirements	(284)	—	(68)	(39,816)		(55)	(1,258)	—	—	(2,604)	(44,085)
Depreciation expenses	—	—	(6,234)	(562,131)		(14,909)	(13,664)	(293)	(23,283)	(124,038)	(744,552)
Foreing exchange	5,081	4,835	2,538	51,770		2,924	9,384	223	2,849	93,383	172,987
Other increases (decreases)	(692,025)	—	42,220	(285,198	)(2)	532	200	(384)	16,706	(277,658)	(1,195,607)
Changes, total	(672,747)	4,835	38,728	448,800		(4,175)	(5,046)	(480)	50,453	(300,876)	(440,508)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	11,145	—	—	258,615		5,708	329	77	8,156	41,483	325,513
Disposals	—	—	—	(16,004)		(6)	(10)	(43)	—	(27)	(16,090)
Retirements	(127)	—	(6)	(24,341)		(473)	(497)	—	—	(1,610)	(27,054)
Depreciation expenses	—	—	(7,946)	(496,857)		(14,587)	(14,124)	(187)	(27,266)	(204,237)	(765,204)
Foreing exchange	107	(368)	(275)	(4,603)		(183)	(820)	(8)	(243)	(5,113)	(11,506)
Other increases (decreases)	75,632	—	2,556	(653,457)		(17)	11,987	(448)	(963)	626,237	61,527
Changes, total	86,757	(368)	(5,671)	(936,647)		(9,558)	(3,135)	(609)	(20,316)	456,733	(432,814)
Closing balance as of December 31, 2017	556,822	49,780	124,548	6,853,228		30,156	80,777	436	84,225	2,285,363	10,065,335

(1)	During 2016 the sale of two Airbus A330 aircraft was materialized.

(2)	During 2016 the reclassification to non-current assets or groups of assets for disposal classified as held for sale (see Note 13) of two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft and two Boeing 777 aircraft was materialized.

(b)       Composition of the fleet:

		Aircraft included in Property, plant and equipment				Operating leases			Total fleet
Aircraft	Model	As of December 31, 2017		As of December 31, 2016		As of December 31, 2017		As of December 31, 2016	As of December 31, 2017		As of December 31, 2016

Boeing 767	300ER	34		34		2		3	36		37
Boeing 767	300F	8	(1)	8	(1)	2		3	10	(1)	11	(1)
Boeing 777	300ER	4		4		6		6	10		10
Boeing 777	Freighter	—		—		—		2	—		2
Boeing 787	800	6		6		4		4	10		10
Boeing 787	900	4		4		10		8	14		12
Airbus A319	100	37		36		9		12	46		48
Airbus A320	200	93	(2)	93		38		53	131	(2)	146
Airbus A320	NEO	1		1		3		1	4		2
Airbus A321	200	30		30		17		17	47		47
Airbus A350	900	5	(3)	5		2	(3)	2	7	(3)	7

Total		222		221		93		111	315		332

(1) Two aircraft leased to FEDEX as of December 2017; three aircraft as of December 2016.

(2) Three aircraft leased to Salam Air and one to Sundair

(3) Four aircraft leased to Qatar Air. Two in operating leases and two in Properties, plant and equipment.

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*)        Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of December 31, 2017, the deferred charge for the period, which is included in the consolidated statement of income, amounts to ThUS $ 765,204 (ThUS $ 744,552 as of December 31, 2016). This charge is recognized in the items of cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of December 31, 2017		As of December 31, 2016
Guarantee agent (*)	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	Aircraft and engines	Airbus A321 / A350	637,934	721,602	596,224	722,979
Trust Company		Boeing 767	593,655	888,948	811,723	1,164,364
		Boeing 787	720,267	842,127	739,031	899,445
Banco Santander S.A.	Aircraft and engines	Airbus A319	—	—	50,671	91,889
		Airbus A320	199,165	291,649	462,950	709,788
		Airbus A321	29,296	40,584	32,853	44,227
BNP Paribas	Aircraft and engines	Airbus A319	84,767	136,407	134,346	228,384
		Airbus A320	110,267	175,650	128,173	181,838
Credit Agricole	Aircraft and engines	Airbus A319	20,874	38,826	26,014	37,389
		Airbus A320	46,895	98,098	71,794	144,157
		Airbus A321	30,322	85,463	40,609	93,110
Wells Fargo	Aircraft and engines	Airbus A320	224,786	306,660	252,428	333,419
Bank of Utah	Aircraft and engines	Airbus A320 / A350	614,632	666,665	670,826	709,280
Natixis	Aircraft and engines	Airbus A320	34,592	72,388	45,748	66,738
		Airbus A321	378,418	481,397	377,104	514,625
Citibank N. A.	Aircraft and engines	Airbus A320	94,882	141,817	111,243	166,370
		Airbus A321	36,026	72,741	42,867	70,166
KfW IPEX-Bank	Aircraft and engines	Airbus A319	5,592	5,505	7,494	6,360
		Airbus A320	21,296	30,513	28,696	36,066
Airbus Financial Services	Aircraft and engines	Airbus A319	22,927	26,973	30,199	33,823
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	46,500	56,539	54,786	46,341
JP Morgan	Aircraft and engines	Boeing 777 (1)	169,674	216,000	192,671	236,400
Banco BBVA	Land and buildings (2)		55,801	66,876	50,381	69,498
Total direct guarantee			4,178,568	5,463,428	4,958,831	6,606,656

(*) Due to the characteristics of a syndicated loan, the guarantee agent is the representative of the creditors.

(1)   These assets are classified under Non-current assets and disposal group classified as held for sale

(2) Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2017 amounted to ThUS$ 1,087,052 (ThUS$ 913,494 at December 31, 2016). The book value of assets with indirect guarantees as of December 31, 2017 amounts to ThUS$ 2,222,620 (ThUS$ 1,740,815 as of December 31, 2016).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	136,811	116,386
Commitments for the acquisition of aircraft (*)	15,400,000	15,100,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2018	2019	2020	2021	2022	Total
Airbus S.A.S.	13	11	16	21	11	72
A320-NEO	7	3	9	8	5	32
A321	—	1	—	—	—	1
A321-NEO	2	3	5	5	4	19
A350-1000	—	—	2	8	2	12
A350-900	4	4	—	—	—	8
The Boeing Company	—	6	2	2	—	10
Boeing 777	—	2	—	—	—	2
Boeing 787-9	—	4	2	2	—	8
Total	13	17	18	23	11	82

As of December 31, 2017, as a result of the different aircraft purchase agreements signed with Airbus SAS, there remain 52 Airbus aircraft of the A320 family, with deliveries between 2018 and 2022, and 20 Airbus aircraft of the A350 family with dates of delivery between 2018 and 2022.

The approximate amount is ThUS$ 12,600,000, according to the manufacturer’s price list.

As of December 31, 2017, as a result of the different aircraft purchase agreements signed with The Boeing Company, there are 8 Boeing 787 Dreamliner aircraft remaining, with delivery dates between 2019 and 2021, and 2 Boeing 777 aircraft, with delivery scheduled for the year 2019.

The approximate amount, according to the manufacturer’s list prices, is ThUS $ 2,800,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended December 31,
		2017	2016
Average rate of capitalization of capitalized interest costs	%	4.21	3.54
Costs of capitalized interest	ThUS$	11,053	(696)

(iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2017	As of December 31, 2016

Bandurria Leasing Limitd	Airbus A319	100	3	—
Bandurria Leasing Limitd	Airbus A320	200	4	—
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	—	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	—	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	—	3
Intraelo BETA Corpotation (KFW	Airbus A320	200	—	1
Jilguero Leasing LLC	Boing B767	300ER	3	—
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Patagon Leasing Limited	Airbus A319	100	3	—
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	—	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Torcaza Leasing Limited	Airbus A320	200	8	—
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association	Airbus A319	100	1	—

Total			60	50

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of December 31, 2017, the Company registered sixty aircraft under this modality (fifty aircraft as of December 31, 2016).

The book value of assets under financial leases as of December 31, 2017 amounts to ThUS$ 2,107,526 (ThUS$ 1,753,366 at December 31, 2016).

The minimum payments under financial leases are as follows:

	As of December 31, 2017			As of December 31, 2016
	Gross Value	Interest	Present Value	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	303,863	(32,447)	271,416	285,168	(32,365)	252,803
Between one and five years	835,696	(30,050)	805,646	704,822	(43,146)	661,676
Over five years	36,788	(816)	35,972	43,713	(120)	43,593
Total	1,176,347	(63,313)	1,113,034	1,033,703	(75,631)	958,072

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2017, the income tax provision was calculated for such period, applying the rate of 25.5% for the business year 2017, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System” is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System” the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision was taken in the last quarter of 2016.

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the “Partially Integrated Taxation System” and could not elect to use the other system.

The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities always correspond to the same entity and tax authority.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	65,257	43,821	—	—	65,257	43,821
Other recoverable credits	12,730	21,556	17,532	20,272	30,262	41,828
Total assets by current tax	77,987	65,377	17,532	20,272	95,519	85,649

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	3,511	9,632	—	—	3,511	9,632
Additional tax provision	—	4,654	—	—	—	4,654
Total liabilities by current tax	3,511	14,286	—	—	3,511	14,286

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	210,855	11,735	1,401,277	1,387,760
Leased assets	(103,201)	(35,922)	275,142	203,836
Amortization	(484)	(15,820)	54,335	61,660
Provisions	(9,771)	222,253	690	(59,096)
Revaluation of financial instruments	(734)	—	(4,484)	(3,223)
Tax losses	290,973	202,536	(1,188,586)	(1,126,200)
Intangibles	—	—	406,536	430,705
Others	(23,617)	(202)	4,787	20,317
Total	364,021	384,580	949,697	915,759

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to December 31, 2016

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(241,435)	—	(3,599)	—	(1,376,025)
Leased assets	(251,302)	14,833	—	(3,289)	—	(239,758)
Amortization	(71,164)	(4,375)	—	(1,941)	—	(77,480)
Provisions	378,537	(149,969)	921	53,448	(1,568)	281,369
Revaluation of financial instrument	8,284	28,294	(34,695)	1,340	—	3,223
Tax losses (*)	1,009,782	304,892	—	14,062	—	1,328,736
Intangibles	(364,314)	4,131	—	(70,522)	—	(430,705)
Others	(13,802)	(30,185)	—	22,234	1,214	(20,539)
Total	(434,970)	(73,814)	(33,774)	11,733	(354)	(531,179)

(b)	From January 1 to December 31, 2017

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	185,282	—	322	(1,190,421)
Leased assets	(239,758)	(138,879)	—	294	(378,343)
Amortization	(77,480)	22,486	—	174	(54,820)
Provisions	281,369	(286,267)	(785)	(4,778)	(10,461)
Revaluation of financial instrument	3,223	2,417	(1,770)	(120)	3,750
Tax losses (*)	1,328,736	152,081	—	(1,257)	1,479,560
Intangibles	(430,705)	24,436	—	(267)	(406,536)
Others	(20,539)	(7,547)	—	(319)	(28,405)
Total	(531,179)	(45,991)	(2,555)	(5,951)	(585,676)

Deferred tax assets not recognized:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Tax losses	81,155	115,801
Total Deferred tax assets not recognized	81,155	115,801

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at December 31, 2017, the Company has not recognized deferred tax assets of ThUS$ 81,155 (ThUS$ 115,801 at December 31, 2016) according with a loss of ThUS$ 247,920 (ThUS$ 340,591 at December 31, 2016).

Deferred tax expense and current income taxes:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$

Current tax expense
Current tax expense	127,024	87,307
Adjustment to previous period’s current tax	489	2,083
Total current tax expense, net	127,513	89,390

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	45,991	73,814
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	—	—
Total deferred tax expense, net	45,991	73,814
Income tax expense	173,504	163,204

Composition of income tax expense (income):

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$
Current tax expense, net, foreign	100,657	80,600
Current tax expense, net, Chile	26,856	8,790
Total current tax expense, net	127,513	89,390

Deferred tax expense, net, foreign	21,846	119,175
Deferred tax expense, net, Chile	24,145	(45,361)
Deferred tax expense, net, total	45,991	73,814
Income tax expense	173,504	163,204

Profit before tax by the legal tax rate in Chile (25.5% and 24.0% at December 31, 2017 and 2016, respectively)

	For the period ended December 31,		For the period ended December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	%	%

Tax expense using the legal rate (*)	95,425	65,449	25.50	24.00
Tax effect by change in tax rate (*)	897	—	0.24	—
Tax effect of rates in other jurisdictions	42,326	16,333	11.31	5.99
Tax effect of non-taxable operating revenues	(44,593)	(62,419)	(11.92)	(22.89)
Tax effect of disallowable expenses	35,481	132,469	9.48	48.58
Tax effect of the use of tax losses not previously recognized	211	—	0.06	—
Other increases (decreases) in legal tax charge	43,757	11,372	11.69	4.17
Total adjustments to tax expense using the legal rate	78,079	97,755	20.86	35.85
Tax expense using the effective rate	173,504	163,204	46.36	59.85

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2017 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	(2,555)	(33,774)
Aggregate deferred taxation related to items charged to net equity	—	(807)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

		As of December 31, 2017	As of December 31, 2016
		ThUS$	ThUS$
Current
(a)	Interest bearing loans	1,288,749	1,814,647
(b)	Hedge derivatives	12,200	24,881
	Total current	1,300,949	1,839,528
Non-current
(a)	Interest bearing loans	6,602,891	6,790,273
(b)	Hedge derivatives	2,617	6,679
	Total non-current	6,605,508	6,796,952

(a)       Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Current
Loans to exporters	314,618	278,164
Bank loans (1)	59,017	290,810
Guaranteed obligations	531,173	578,014
Other guaranteed obligations	2,170	1,908
Subtotal bank loans	906,978	1,148,896
Obligation with the public (2)	14,785	312,043
Financial leases	276,541	268,040
Other loans	90,445	85,668
Total current	1,288,749	1,814,647
Non-current
Bank loans	260,433	294,477
Guaranteed obligations (3)	3,505,669	4,180,538
Other guaranteed obligations	240,007	254,512
Subtotal bank loans	4,006,109	4,729,527
Obligation with the public (4) (5) (6)	1,569,281	997,302
Financial leases	832,964	754,321
Other loans	194,537	309,123
Total non-current	6,602,891	6,790,273
Total obligations with financial institutions	7,891,640	8,604,920

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US$ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a hedging economic (Cross Currency Swap) for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

On September 27, 2017, TAM Linhas Aéreas S.A. made the payment of capital plus interest corresponding to the last installment of the financing described above. Simultaneously, all the garments were lifted on the shares of Multiplus S.A. delivered as collateral.

(2) On April 25, 2017, the payment of the principal plus interest on the long-term bonds issued by the company TAM Capital Inc. for an amount of US$ 300,000,000 at an interest rate of 7.375% annual. The payment consisted of 100% of the capital, US$ 300,000,000, and interest accrued as of the date of payment for ThUS $ 11,063.

(3) On April 10, 2017, the issuance and private placement of debt securities in the amount of US$ 140,000,000 was made under the current structure of the Enhanced Equipment Trust Certificates (“EETC”) issued and placed the year 2015 to finance the acquisition of eleven Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is made up of Class C Certificates, which are subordinate to the Current Class A Certificates and Class B Certificates held by the Company. The term of the Class C Certificates is six years and expires in 2023.

(4) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the amount of US$ 700,000,000, maturing in 2024 at an annual interest rate of 6.875%.

As reported in the essential fact of April 6, 2017, the Issue and placement of the 144-A Bonds was intended to finance general corporate purposes of LATAM.

(5) On August 17, 2017, LATAM made the placement in the local market (Santiago Stock Exchange) of the Series A Bonds (BLATM-A), Series B (BLATM-B), Series C (BLATM-) C) and Series D (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the Commission for the Financial Market (“CMF”), under number 862 for a total of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000; The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000. The total amount placed of the Series D Bond was UF 1,850,000, thus totaling UF 8,700,000.

The Series A Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series B Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%. The Series C Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series D Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%.

The proceeds of the placement of the Series A, Series B, Series C and Series D Bonds were allocated in full to the partial financing of the early redemption of the total bonds of TAM Capital 3 inc.

(6) On September 1, 2017, TAM Capital 3 Inc., a company controlled indirectly by TAM S.A. through its subsidiary TAM Linhas Aéreas SA, which consolidates its financial statements with LATAM, made the full advance redemption of the bonds it placed abroad on June 3, 2011, for an amount of US $ 500 million at a 8.375% rate and with an expiration date on June 3, 2021. The total redemption was partially financed with the placement of bonds in the local market described in number (5) above, and the balance, with other funds available from the Company.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

Currency balances that make the interest bearing loans:

	As of December 31, 2017	As of December 31, 2016
Currency	ThUS$	ThUS$

Brazilian real	130	1,253
Chilean peso (U.F.)	521,122	203,194
US Dollar	7,370,388	8,400,473
Total	7,891,640	8,604,920

Interest-bearing loans due in installments to December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	75,000	—	—	—	—	75,000	75,781	—	—	—	—	75,781	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	—	55,801	—	—	—	55,801	—	55,934	—	—	—	55,934	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	—	—	—	—	30,000	30,129	—	—	—	—	30,129	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS$	40,000	—	—	—	—	40,000	40,071	—	—	—	—	40,071	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	—	—	—	—	100,000	100,696	—	—	—	—	100,696	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	ThUS$	12,000	—	—	—	—	12,000	12,007	—	—	—	—	12,007	At Expiration	2.03	2.03
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	21,298	21,360	42,006	—	—	84,664	21,542	21,360	41,548	—	—	84,450	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS$	—	15,000	15,000	—	—	30,000	—	15,133	14,750	—	—	29,883	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	—	—	202,284	—	—	202,284	439	—	202,284	—	—	202,723	Quarterly	4.41	4.41
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	—	—	500,000	—	700,000	1,200,000	—	13,047	492,745	—	697,536	1,203,328	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	—	—	189,637	189,637	379,274	—	1,738		189,500	189,500	380,738	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	7,767	23,840	54,074	12,410	—	98,091	8,101	23,840	52,924	12,026	—	96,891	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,929	44,145	114,800	119,948	285,399	575,221	13,328	44,781	111,319	117,987	282,714	570,129	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS$	27,223	82,402	225,221	233,425	240,716	808,987	30,143	82,402	203,371	224,295	236,179	776,390	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,427	61,669	175,334	183,332	594,091	1,034,853	26,614	61,669	169,506	180,520	590,723	1,029,032	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	11,994	36,501	101,230	104,308	97,184	351,217	13,231	36,501	95,208	101,558	94,807	341,305	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS$	2,856	8,689	24,007	25,278	13,904	74,734	3,082	8,689	22,955	24,941	13,849	73,516	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS$	1,401	4,278	11,828	12,474	7,242	37,223	1,583	4,278	11,303	12,303	7,212	36,679	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS$	15,157	45,992	126,550	132,441	152,693	472,833	17,364	45,992	109,705	125,006	148,318	446,385	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	2,965	9,127	25,826	28,202	30,786	96,906	3,534	9,127	25,130	27,739	30,323	95,853	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS$	14,645	44,627	107,068	91,823	154,848	413,011	15,642	44,627	105,056	90,823	153,124	409,272	Quarterly	3.42	3.40
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,163	6,722	19,744	17,871	—	46,500	2,225	6,722	19,744	17,871	—	46,562	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	ThUS$	2,397	6,678	16,173	1,640	—	26,888	2,428	6,677	16,174	1,640	—	26,919	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,855	5,654	15,416	—	—	22,925	1,900	5,654	15,416	—	—	22,970	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS$	1,374	7,990	20,440	22,977	10,597	63,378	1,808	8,181	19,801	22,769	10,565	63,124	Semiannual	6.04	6.04
—	SWAP Aviones llegados	—	ThUS$	301	749	765	—	—	1,815	301	749	765	—	—	1,815	Quarterly		—
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	—	—	241,287	—	—	241,287	2,170	—	240,007	—	—	242,177	At Expiration	3.38	3.38
Financial leases
0-E	ING	U.S.A.	ThUS$	5,347	10,779	26,831	—	—	42,957	5,717	10,779	26,500	—	—	42,996	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS$	11,206	34,267	86,085	49,853	2,863	184,274	12,013	34,267	84,104	49,516	2,859	182,759	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS$	12,526	32,850	22,407	—	—	67,783	12,956	32,850	22,088	—	—	67,894	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,146	33,840	48,823	2,296	—	98,105	13,548	33,840	48,253	2,293	—	97,934	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS$	10,630	33,866	91,162	64,471	20,984	221,113	11,460	33,866	88,674	63,860	20,903	218,763	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS$	5,459	16,542	45,416	46,472	3,134	117,023	5,813	16,542	44,010	46,153	3,128	115,646	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS$	265	2,430	6,856	7,441	8,991	25,983	265	2,430	6,856	7,441	8,991	25,983	Monthly	4.01	4.01

Other loans
0-E	CITIBANK (*)	U.S.A.	ThUS$	21,822	67,859	196,210	—	—	285,891	22,586	67,859	194,537	—	—	284,982	Quarterly	6.00	6.00
	Total			482,153	713,657	2,562,843	1,346,299	2,513,069	7,618,021	508,477	729,534	2,484,733	1,318,241	2,490,731	7,531,716

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Interest-bearing loans due in installments to December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
			Creditor	90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	130	401	1,161	690	—	2,382	142	401	1,161	690	—	2,394	Monthly	6.01	6.01

Financial leases
0-E	NATIXIS	France	ThUS$	2,853	6,099	19,682	70,402	—	99,036	3,592	6,099	19,682	70,402	—	99,775	Quarterly/Semiannua	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	696	2,125	6,020	3,206	—	12,047	732	2,125	6,020	3,207	—	12,084	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,964	27,525	208,024	—	—	244,513	9,992	27,525	208,024	—	—	245,541	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	21	—	—	—	—	21	21	—	—	—	—	21	Monthly	6.89	6.89
0-E	SOCIETE GENERALE	France	BRL	101	8	—	—	—	109	101	8	—	—	—	109	Monthly	6.89	6.89
	Total			12,765	36,158	234,887	74,298	—	358,108	14,580	36,158	234,887	74,299	—	359,924

	Total consolidated			494,918	749,815	2,797,730	1,420,597	2,513,069	7,976,129	523,057	765,692	2,719,620	1,392,540	2,490,731	7,891,640

Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	75,000	—	—	—	—	75,000	75,234	—	—	—	—	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	—	50,381	—	—	—	50,381	—	50,324	—	—	—	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	—	—	—	—	30,000	30,183	—	—	—	—	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,000	—	—	—	—	40,000	40,098	—	—	—	—	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	70,000	—	—	—	—	70,000	70,323	—	—	—	—	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,000	—	—	—	—	12,000	12,002	—	—	—	—	12,002	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,229	57,686	60,186	16,254	—	153,355	19,819	57,686	59,176	16,189	—	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	—	12,500	30,000	—	—	42,500	—	12,667	29,625	—	—	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	—	—	28,911	—	—	28,911	3	—	28,911	—	—	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	—	—	158,194	—	—	158,194	542	—	158,194	—	—	158,736	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	—	—	—	500,000	—	500,000	2,291	—	—	489,885	—	492,176	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,288	7,015	17,869	9,019	—	36,191	2,319	7,015	17,869	9,019	—	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,797	5,476	15,262	7,664	—	30,199	1,841	5,477	15,261	7,664	—	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
-	SWAP Aviones llegados	—	ThUS$	403	1,067	1,658	158	—	3,286	403	1,067	1,658	158	—	3,286	Quarterly	—	—
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	—	—	256,860	—	—	256,860	1,908	—	254,512	—	—	256,420	Quarterly	2.85	2.85
Financial leases
0-E	ING	U.S.A.	ThUS$	5,089	15,653	31,151	11,805	—	63,698	5,641	15,652	30,577	11,771	—	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,754	5,403	—	—	—	7,157	1,780	5,403	—	—	—	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	4,956	15,312	44,177	13,804	—	78,249	5,622	15,312	43,413	13,762	—	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	15,979	47,048	63,957	3,827	—	130,811	16,852	47,048	63,072	3,819	—	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	12,520	38,494	75,958	22,147	—	149,119	13,122	38,494	74,776	22,079	—	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,680	9,447	—	—	—	14,127	4,713	9,448	—	—	—	14,161	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	ThUS$	—	—	6,402	6,955	11,917	25,274	—	—	6,402	6,955	11,917	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	ThUS$	—	—	26,214	—	—	26,214	185	—	26,214	—	—	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	20,555	63,942	184,866	101,026	—	370,389	21,541	63,942	182,043	100,866	—	368,392	Quarterly	6.00	6.00
	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than	More			More than	More than	More than
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPU	Holland	ThUS$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	ThUS$	—	200,000	—	—	—	200,000	(151)	199,729	—	—	—	199,578	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	ThUS$	—	300,000	—	500,000	—	800,000	8,173	301,579	4,119	503,298	—	817,169	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	ThUS$	2,086	6,437	18,556	8,369	—	35,448	2,253	6,437	18,556	8,369	—	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	ThUS$	118	164	—	—	—	282	119	164	—	—	—	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	ThUS$	3,771	5,075	—	—	—	8,846	3,794	5,075	—	—	—	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	ThUS$	579	1,544	—	—	—	2,123	583	1,544	—	—	—	2,127	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	ThUS$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	668	2,038	5,768	6,280	—	14,754	709	2,038	5,768	6,280	—	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,547	26,275	74,783	169,730	—	279,335	9,779	26,275	74,783	169,730	—	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	—	—	1,031	260	749	21	—	—	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	—	—	—	—	222	222	—	—	—	—	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	—	—	519	102	307	110	—	—	519	Monthly	13.63	13.63

	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972

	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

(b)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge deriatives

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accrued interest from the last date of interest rate swap	1,189	2,148	—	—	1,189	2,148
Fair value of interest rate derivatives	8,919	9,578	2,617	6,679	11,536	16,257
Fair value of foreign currency derivatives	2,092	13,155	—	—	2,092	13,155
Total hedge derivatives	12,200	24,881	2,617	6,679	14,817	31,560

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	38,875	(12,286)
Interest rate swaps (2)	(6,542)	(16,926)
Fuel options (3)	10,711	10,088
Currency forward - options US$/GBP$ (4)	—	618
Currency forward - options US$/EUR$ (4)	—	109
Currency options R$/US$ (4)	4,370	(1,752)
Currency options CLP/US$ (4)	636	—

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 3 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	18,344	127,390
Debit (credit) transferred from net equity to income during the period	(15,000)	(113,403)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,349,201	1,117,926
(b) Accrued liabilities at the reporting date	346,001	475,142
Total trade and other accounts payables	1,695,202	1,593,068

(a)	Trade and other accounts payable:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Trade creditors	1,096,540	876,163
Leasing obligation	4,448	10,446
Other accounts payable	248,213	231,317
Total	1,349,201	1,117,926

The details of Trade and other accounts payables are as follows:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Boarding Fee	249,898	170,053
Aircraft Fuel	219,601	188,276
Suppliers technical purchases	114,690	40,305
Airport charges and overflight	106,534	77,484
Handling and ground handling	103,784	87,406
Other personnel expenses	89,621	81,632
Professional services and advisory	81,679	79,270
Marketing	75,220	61,053
Leases, maintenance and IT services	69,873	44,287
Services on board	68,605	44,589
Air companies	31,381	21,197
Land services	31,151	74,260
Maintenance	26,244	25,962
Crew	24,163	29,074
Achievement of goals	5,732	17,801
Communications	5,273	7,500
Aviation insurance	5,108	7,694
Aircraft and engines leasing	4,285	10,446
SEC agreement (*)	—	4,719
Others	36,359	44,918
Total trade and other accounts payables	1,349,201	1,117,926

(*) Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice (“DOJ”) U.S. and the Securities and Exchange Commission (“SEC”) both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of December 31, 2017, the debt was paid in full.

(b)	Liabilities accrued:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Accrued personnel expenses	125,246	113,785
Aircraft and engine maintenance	92,711	244,949
Accounts payable to personnel (*)	99,862	89,523
Others accrued liabilities	28,182	26,885
Total accrued liabilities	346,001	475,142

(*)	Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	1,913	1,425	258,305	313,064	260,218	314,489
Civil contingencies	497	993	62,858	56,413	63,355	57,406
Labor contingencies	373	225	28,360	29,307	28,733	29,532
Other	—	—	15,187	15,046	15,187	15,046
Provision for European Commision investigation (2)	—	—	9,883	8,664	9,883	8,664
Total other provisions (3)	2,783	2,643	374,593	422,494	377,376	425,137

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2017, and 2016, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	141,797	—	141,797
Provision used	(21,997)	—	(21,997)
Difference by subsidiaries conversion	79,396	—	79,396
Reversal of provision	(201,425)	—	(201,425)
Exchange difference	249	(302)	(53)
Closing balance as of December 31, 2016	416,473	8,664	425,137

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	106,943	—	106,943
Provision used	(14,860)	—	(14,860)
Difference by subsidiaries conversion	(5,830)	—	(5,830)
Reversal of provision	(135,109)	—	(135,109)
Exchange difference	(124)	1,219	1,095
Closing balance as of December 31, 2017	367,493	9,883	377,376

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the “Aerovía Fundo” (FA), for US $ 100 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2017 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2017 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (*)	2,690,961	2,655,086	158,305	213,781	2,849,266	2,868,867
Sales tax	22,902	19,402	—	—	22,902	19,402
Retentions	38,197	45,542	—	—	38,197	45,542
Others taxes	8,695	7,465	—	—	8,695	7,465
Dividends payable	46,590	20,766	—	—	46,590	20,766
Other sundry liabilities	16,618	13,984	—	—	16,618	13,984
Total other non-financial liabilities	2,823,963	2,762,245	158,305	213,781	2,982,268	2,976,026

(*) Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered at December 31, 2017 and 2016; and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of kilometers that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass kilometers every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

NOTE 23 - EMPLOYEE BENEFITS

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Retirements payments	55,119	49,680
Resignation payments	10,124	10,097
Other obligations	35,844	22,545
Total liability for employee benefits	101,087	82,322

(a)	The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	65,271	17,487	(4,536)	3,105	995	82,322
From January 1 to December 31, 2017	82,322	21,635	(5,399)	(2,763)	5,292	101,087

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of December 31,
Assumptions	2017	2016

Discount rate	4.55%	4.54%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.98%	6.16%
Mortality rate	RV-2014	RV-2009
Inflation rate	2.72%	2.86%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,795)	(5,665)
Change in the accrued liability an closing for decrease of 100 p.b.	6,617	5,952

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,412	6,334
Change in the accrued liability an closing for decrease of 100 p.b.	(5,750)	(5,644)

(b) The liability for short-term:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	99,862	89,523

(*) Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended December 31,
	2017	2016
	ThUS$	ThUS$
Salaries and wages	1,604,552	1,549,402
Short-term employee benefits	145,245	132,436
Termination benefits	85,070	79,062
Other personnel expenses	188,767	190,233
Total	2,023,634	1,951,133

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$
Aircraft and engine maintenance	483,795	347,085
Provision for vacations and bonuses	14,725	12,080
Other sundry liabilities	312	226
Total accounts payable, non-current	498,832	359,391

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2017 amounts to ThUS$ 3,146,265 (*) divided into 606,407,693 common stock of a same series (ThUS$ 3,149,564 (**) divided into 606,407,693 shares as of December 31, 2016), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(**) Includes adjustment for placement of the aforementioned 10,282 shares for ThUS $ 156.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of December 31, 2017, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US$ 303,499,070.

As a result of the last placement, as of December 31, 2017, the number Company shares subscribed and paid amounts to 606,407,693.

At December 31, 2017, the Company’s capital stock is represented by 608,374,525 shares, all of the same and unique series, nominative, ordinary, with no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

During 2016, the Company’s capital stock was expressed in 613,164,243 shares, all of the same and unique series, nominative, ordinary, with no par value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company’s capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of shares

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)
Authorized shares as of December 31, 2016	608,374,525

Autorized shares as of January 1, 2017	608,374,525
There is no movement of authorized shares during the period 2017	—
Authorized shares as of December 31, 2017	608,374,525

(*) See Note 34 (a.1)

Movement fully paid shares

	N° of Shares		Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$
Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Approved at Extraordinary Shereholders meeting dated August 18, 2016	60,849,592		608,496	—	608,496
Capital reserve	—		—	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	—	156
Paid shares as of December 31, 2016	606,407,693		3,160,718	(11,154)	3,149,564
Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	—		—	(3,299)	(3,299)
Paid shares as of December 31, 2017	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)        Amounts reported represent only those arising from the payment of the shares subscribed.

(2)        Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)        At December 31, 2017, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.2)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(4)        These 10,282 shares were placed in January 2014 and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)        Treasury stock

At December 31, 2017, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)        Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Net movement of the period	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	35,647	3,698	(807)	2,891	38,538
From January 1 to December 31, 2017	38,538	943	—	943	39,481

These reserves are related to the “Share-based payments” explained in Note 34.

(e)        Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	2,634,679	5,602	2,640,281
From January 1 to December 31, 2017	2,640,281	(501)	2,639,780

Balance of Other sundry reserves comprises the following:

	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,911)
Cost of issuance and placement of shares	0	(9)
Others	(2,621)	(2,111)
Total	2,639,780	2,640,281

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Commission for the Financial Market in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2017, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	—	126,360	—	126,360
Deferred tax	—	(34,344)	—	(34,344)
Actuarial reserves by employee benefit plans	—	—	(3,104)	(3,104)
Deferred tax actuarial IAS by employee benefit plans	—	—	921	921
Difference by subsidiaries conversion	489,486	—	—	489,486
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)
Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	—	18,436	—	18,436
Deferred tax	—	(1,802)	—	(1,802)
Actuarial reserves by employee benefit plans	—	—	2,758	2,758
Deferred tax actuarial IAS by employee benefit plans	—	—	(784)	(784)
Difference by subsidiaries conversion	(45,036)	—	—	(45,036)
Closing balance as of December 31, 2017	(2,131,591)	18,140	(10,926)	(2,124,377)

(f.1)      Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)      Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)      Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)        Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	317,950	69,220	(20,766)	366,404
From January 1 to December 31, 2017	366,404	155,304	(46,590)	475,118

(h)       Dividends per share

Description of dividend	Minimum mandatory dividend 2017	Final dividend dividend 2016

Date of dividend	12/31/2017	12-31-2016
Amount of the dividend (ThUS$)	46,590	20,766	(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0768	0.0342

(*) In accordance with the Material Fact issued on April 27, 2017, LATAM Airlines Group S.A. shareholders approved the distribution of the final dividend proposed by the board of directors in the Ordinary Session of April 4, 2017, amounting to ThUS $ 20,766, which corresponds to 30% of the profits for the year corresponding to the year 2016.

The payment was made on May 18, 2017.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the periods ended December 31,
	2017	2016
	ThUS$	ThUS$

Passengers LAN	4,313,287	4,104,348
Passengers TAM	4,181,190	3,773,367
Cargo	1,119,430	1,110,625
Total	9,613,907	8,988,340

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)        Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended December 31,
	2017	2016
	ThUS$	ThUS$

Aircraft fuel	2,318,816	2,056,643
Other rentals and landing fees	1,172,129	1,077,407
Aircraft rentals	579,551	568,979
Aircraft maintenance	430,825	366,153
Comissions	252,474	269,296
Passenger services	288,662	286,621
Other operating expenses	1,381,546	1,424,595
Total	6,424,003	6,049,694

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$

Depreciation (*)	943,215	910,071
Amortization	58,410	50,257
Total	1,001,625	960,328

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2017 is ThUS$ 359,940 and ThUS$ 345,651 for the same period of 2016.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$

Bank loan interest	347,551	352,405
Financial leases	37,522	32,573
Other financial instruments	8,213	31,358
Total	393,286	416,336

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended December 31,
	2017	2016
	ThUS$	ThUS$

Coalition and loyalty program Multiplus	240,952	174,197
Tours	109,463	133,575
Aircraft leasing	103,741	65,011
Customs and warehousing	26,793	24,548
Maintenance	6,585	17,090
Duty free	8,038	11,141
Other miscellaneous income	54,317	113,186
Total	549,889	538,748

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of December 31,	As of December 31,
	2017	2016
	ThUS$	ThUS$

Cash and cash equivalents	260,092	201,416
Argentine peso	7,309	4,438
Brazilian real	14,242	9,705
Chilean peso	81,693	30,221
Colombian peso	1,105	1,137
Euro	11,746	1,695
U.S. dollar	108,327	128,694
Other currency	35,670	25,526

Other financial assets, current	36,484	14,573
Argentine peso	21	12
Brazilian real	17	734
Chilean peso	26,605	585
Colombian peso	150	—
U.S. dollar	9,343	12,879
Other currency	348	363

Current assets	As of December 31,	As of December 31,
	2017	2016
	ThUS$	ThUS$

Other non - financial assets, current	107,170	107,789
Argentine peso	16,507	16,086
Brazilian real	19,686	20,158
Chilean peso	34,258	1,619
Colombian peso	340	713
Euro	2,722	1,563
U.S. dollar	21,907	50,157
Other currency	11,750	17,493

Trade and other accounts receivable, current	373,447	251,204
Argentine peso	49,680	54,356
Brazilian real	22,006	30,675
Chilean peso	82,369	90,482
Colombian peso	1,169	9,720
Euro	48,286	21,923
U.S. dollar	34,268	14,086
Other currency	135,669	29,962

Accounts receivable from related entities, current	958	554
Chilean peso	735	554
U.S. dollar	223	—

Tax current assets	33,575	28,198
Argentine peso	1,679	1,798
Brazilian real	3,934	2,462
Chilean peso	3,317	6,333
Colombian peso	660	1,418
Euro	179	273
U.S. dollar	327	177
Peruvian sol	21,948	14,387
Other currency	1,531	1,350

Total current assets	811,726	603,734
Argentine peso	75,196	76,690
Brazilian real	59,885	63,734
Chilean peso	228,977	129,794
Colombian peso	3,424	12,988
Euro	62,933	25,454
U.S. Dollar	174,395	205,993
Other currency	206,916	89,081

Non-current assets	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Other financial assets, non-current	20,975	26,772
Brazilian real	3,831	2,769
Chilean peso	74	83
Colombian peso	281	285
Euro	7,853	6,966
U.S. dollar	7,273	14,920
Other currency	1,663	1,749

Other non - financial assets, non-current	9,108	19,069
Argentine peso	172	142
Brazilian real	6,368	6,029
U.S. dollar	38	8,309
Other currency	2,530	4,589

Accounts receivable, non-current	6,887	7,356
Chilean peso	6,887	7,356

Deferred tax assets	2,081	2,110
Colombian peso	86	117
Other currency	1,995	1,993

Total non-current assets	39,051	55,307
Argentine peso	172	142
Brazilian real	10,199	8,798
Chilean peso	6,961	7,439
Colombian peso	367	402
Euro	7,853	6,966
U.S. dollar	7,311	23,229
Other currency	6,188	8,331

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year

Current liabilities	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	36,000	287,175	115,182	455,086
Chilean peso	21,542	55,962	79,032	108,010
U.S. dollar	14,458	231,213	36,150	347,076

Trade and other accounts
payables, current	919,373	585,149	33,707	16,097
Argentine peso	122,452	20,838	8,636	907
Brazilian real	28,810	40,740	669	27
Chilean peso	233,202	60,701	11,311	12,255
Colombian peso	2,964	9,049	855	578
Euro	58,081	23,445	9,165	5
U.S. dollar	409,380	374,431	1,154	962
Peruvian sol	39,064	33,701	825	1,093
Mexican peso	2,732	1,535	115	—
Pound sterling	5,839	1,769	199	246
Uruguayan peso	1,890	6,899	—	—
Other currency	14,959	12,041	778	24

Accounts payable to related entities, current	760	220	—	—
Chilean peso	546	23	—	—
U.S. dollar	4	8	—	—
Other currency	210	189	—	—

Other provisions, current	959	511	—	—
Chilean peso	30	28	—	—
Other currency	929	483	—	—

Tax liabilities, current	—	(204)	174	2,501
Argentine peso	—	—	174	2,501
Brazilian real	—	(3)	—	—
Chilean peso	—	(25)	—	—
Other currency	—	(176)	—	—

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016

	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial
liabilities, current	25,190	33,439	—	—
Argentine peso	393	13,463	—	—
Brazilian real	542	430	—	—
Chilean peso	11,283	14,999	—	—
Colombian peso	837	578	—	—
Euro	5,954	168	—	—
U.S. dollar	3,160	684	—	—
Other currency	3,021	3,117	—	—

Total current liabilities	982,282	906,290	149,063	473,684
Argentine peso	122,845	34,301	8,810	3,408
Brazilian real	29,352	41,167	669	27
Chilean peso	266,603	131,688	90,343	120,265
Colombian peso	3,801	9,627	855	578
Euro	64,035	23,613	9,165	5
U.S. dollar	427,002	606,336	37,304	348,038
Other currency	68,644	59,558	1,917	1,363

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	276,436	178,793	263,798	747,218	189,500	41,785
Chilean peso	41,548	59,177	189,500	16,189	189,500	—
U.S. dollar	234,888	119,616	74,298	731,029	—	41,785

Accounts payable, non-current	362,964	195,629	—	—	—	—
Chilean peso	13,251	10,474	—	—	—	—
U.S. dollar	348,329	183,904	—	—	—	—
Other currency	1,384	1,251	—	—	—	—

Other provisions, non-current	41,514	39,513	—	—	—	—
Argentine peso	940	635	—	—	—	—
Brazillian real	24,074	23,541	—	—	—	—
Chilean peso	—	38	—	—	—	—
Colombian peso	551	569	—	—	—	—
Euro	9,883	8,664	—	—	—	—
U.S. dollar	6,066	6,066	—	—	—	—

Provisions for employees benefits, non-current	77,579	68,774	—	—	—	—
Brazilian real	—	28	—	—	—	—
Chilean peso	73,399	68,380	—	—	—	—
U.S. dollar	4,180	366	—	—	—	—

Other non-financial liabilities, non-current	—	3	—	—	—	—
Colombian peso	—	3	—	—	—	—

Total non-current liabilities	758,493	482,712	263,798	747,218	189,500	41,785
Argentine peso	940	635	—	—	—	—
Brazilian real	24,074	23,569	—	—	—	—
Chilean peso	128,198	138,069	189,500	16,189	189,500	—
Colombian peso	551	572	—	—	—	—
Euro	9,883	8,664	—	—	—	—
U.S. dollar	593,463	309,952	74,298	731,029	—	41,785
Other currency	1,384	1,251	—	—	—	—

General summary of foreign currency:	As of December 31, 2017	As of December 31, 2016
	ThUS$	ThUS$

Total assets	850,777	659,041
Argentine peso	75,368	76,832
Brazilian real	70,084	72,532
Chilean peso	235,938	137,233
Colombian peso	3,791	13,390
Euro	70,786	32,420
U.S. dollar	181,706	229,222
Other currency	213,104	97,412

Total liabilities	2,343,136	2,651,689
Argentine peso	132,595	38,344
Brazilian real	54,095	64,763
Chilean peso	864,144	406,211
Colombian peso	5,207	10,777
Euro	83,083	32,282
U.S. dollar	1,132,067	2,037,140
Other currency	71,945	62,172

Net position
Argentine peso	(57,227)	38,488
Brazilian real	15,989	7,769
Chilean peso	(628,206)	(268,978)
Colombian peso	(1,416)	2,613
Euro	(12,297)	138
U.S. dollar	(950,361)	(1,807,918)
Other currency	141,159	35,240

(b) Exchange differences

Exchange differences recognized in income, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2017, 2016 and 2015, generated a charge of ThUS $ 18,718, a credit of ThUS $ 121,651 and a charge of ThUS $ 467,896, respectively.

Exchange differences recognized in equity as reserves for exchange differences for conversion, for the period ended December 31, 2017, 2016 and 2015, generated a charge of ThUS $ 47,495, a credit of ThUS $ 494,362 and a charge of ThUS $1, 409,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2017	2016	2015	2014

Argentine peso	18.57	15.84	12.97	8.55
Brazilian real	3.31	3.25	3.98	2.66
Chilean peso	614.75	669.47	710.16	606.75
Colombian peso	2,984.77	3,000.25	3,183.00	2,389.50
Euro	0.83	0.95	0.92	0.82
Strong bolivar	3,345.00	673.76	198.70	12.00
Australian dollar	1.28	1.38	1.37	1.22
Boliviano	6.86	6.86	6.85	6.86
Mexican peso	19.66	20.63	17.34	14.74
New Zealand dollar	1.41	1.44	1.46	1.28
Peruvian Sol	3.24	3.35	3.41	2.99
Uruguayan peso	28.74	29.28	29.88	24.25

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended December 31,
Basic earnings / (loss) per share	2017	2016

Earnings / (loss) attributable to owners of the parent (ThUS$)	155,304	69,220
Weighted average number of shares, basic	606,407,693	546,559,599
Basic earnings / (loss) per share (US$)	0.25610	0.12665

	For the period ended December 31,
Diluted earnings / (loss) per share	2017	2016

Earnings / (loss) attributable to owners of the parent (ThUS$)	155,304	69,220
Weighted average number of shares, basic	606,407,693	546,559,599	(*)
Weighted average number of shares, diluted	606,407,693	546,559,599
Diluted earnings / (loss) per share (US$)	0.25610	0.12665

(*) In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

The decision ordering Variglog to pay principal, interest and costs to AAI is in the enforcement stage in Switzerland. A settlement for CHF 24,541,781.45 was reached in Brazil for the Swiss funds, and it was agreed that it would be divided as follows: (i) 54.6% of Variglog’s assets for the Swiss funds; and (ii) 45.4% to AAI, subject to approval of the Brazilian Bankruptcy Commission. Variglog also filed a petition in Switzerland for recognition of the decision declaring its condition of being in judicial recovery, and subsequently, of being declared in bankruptcy. The Brazilian courts approved the AAI settlement and Variglog’s bankruptcy on April 11, 2016, which were confirmed by those courts on September 21, 2016. The final decision approving the agreement was certified September 23, 2016. US$8.9 million have been recovered thus far to date, leaving a balance of US$2.08 million pending. Variglog funds remain under embargo by AAII in Switzerland.

10,976 Plus interests and costs

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,823.135 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017.

9,823

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. At this time we cannot predict the final amount of the fine as the judicial review by the Federal Court Judge is still pending.	11,828

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	15,811

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	66,258

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					100,240
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	64,383

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES COLOMBIA customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				This case is being heard by the 45th Civil Court of the Bogotá Circuit in Colombia. The court issued an order on August 16, 2016 setting the hearing date pursuant to Article 101 for February 2, 2017. At that hearing, a reconciliation should have been attempted, the facts in dispute determined, interrogatories made and evidence admitted. At the petition of Regional One’s attorneys on January 27, 2017, which was accepted by the respondent, the hearing to be held on February 2, 2017 was postponed. A reconciliation hearing was held on June 14, 2017 that failed. This commenced the evidentiary stage in which the legal representative of LATAM Airlines Colombia was interrogated. The judge must now decree which evidence must be presented and analyzed. The U.S. Federal Court for the State of Florida rendered a decision on March 26, 2014 sustaining the petition of Lan Colombia Airlines to stay the proceedings in the U.S. as long as the lawsuit in Colombia was pending. The U.S. Court also closed the case administratively. The Federal Court of Appeals confirmed the closing of the U.S. case on April 1, 2015. On October 13, 2015, Regional One filed a petition with the U.S. Court seeking a reopening of the case. Lan Colombia Airlines presented its arguments for keeping the case closed, which were sustained by the Court on August 23, 2016. The case in the U.S. continues to be closed.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	73,890

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. The company was notified on November 23, 2016 of the decision that partially sustained the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before the Municipal Tax Council of Sao Paulo and a judgment is pending.	108,396

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	This case is in the initial stages. It could possibly impact both operations and employee work shift control. TAM won in the first instance, but the Prosecutor’s Office has appealed the trial court’s decision. That decision was sustained by the appellate court. A petition by the Prosecutor’s Office for clarification is now pending before the courts. The Office of the Public Prosecutor withdrew the petition for clarification and the case was closed in favor of LATAM. Now pending are the measures pertaining to lawsuit management so that transfer to the court is declared.	16,170

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member. The decision was against TAM. The lawsuit was on August 13, 2017. The administrative court’s decision was that TAM Linhas Aereas must pay Corporate Income Tax (IRPJ) and the Social Contribution based on Net Profits (CSLL). The Company was summoned to hear a decision on December 18, 2017. TAM filed an appeal on December 28, 2017 and must now await the appellate decision.	149,031

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported. The judgment is pending. (16/02/2018).	17,230

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Now pending is the admission of the appeal by the Court of Appeals.

					21,547

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0020869-47.2017.4.03.6182	Tax Enforcement Lien No. 0061196-68.2016.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition.	42,548

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017.	15,910

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF). The decision was made to file a lawsuit on December 5, 2017.	17,657

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	17,844

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	3.123.785-0	Notice of an infringement to demand payment of the tax on the circulation of merchandise and services (ICMS) assessable on aircraft imports.	Before the Treasury Department of the State of Sao Paulo. A decision is now pending on the appeal that the company has filed with the Federal Supreme Court (STF).	14,647

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	4.037.054	Action brought by the Treasury Department of the State of Sao Paulo because of non-payment of the tax on the circulation of merchandise and services (ICMS) in relation to telecommunications services.	Before the Treasury Department of the State of Sao Paulo. Defensive arguments have been presented. The first-instance decision sustained all parts of the notice. We filed an ordinary appeal on which a decision is pending by the Sao Paulo Tax Court.	10,808

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000	The decision on collection was pending through June 2, 2010.	27,226

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Pantanal Linhas Aéreas S.A.	Tax Enforcement Court	0253410-30.2012.8.26.0014	A lawsuit seeking enforcement of the fine and ICMS.	A decision is pending on the appeal.	10,877

TAM Linhas Aéreas S.A	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal.	27,369

TAM Linhas Aéreas S.A.	Vara das execucões fiscais.	1997.0002503-9	This is a tax collection claim for a customs fine—forfeiture of the temporary customs clearance of goods (new lawsuit).	Collateral insurance was offered in 2016 and accepted by the Ministry of Finance in a petition made November 9, 2016. The defensive arguments were presented (attachments against the tax collection) and the decision was favorable to TAM, which makes the payment of a fine more unlikely for TAM. Now pending in the lawsuit is a decision in the appeal made by the Ministry of Finance.	9,983

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017.	22,253

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	16,079

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (new claim).	We are awaiting the presentation of an administrative defense.	34.321

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	23.118

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).

A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered by the trial judge to pay certain fees.

					-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2017, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$ 12,750.

b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of KUS$6,744 and interest of ThUS$ 2,694.

Nothing is owed to the SEC at this time as ThUS$ 4,719 was paid in July 2017.

LATAM continued to cooperate with the Chilean authorities on this matter. The investigation continues. The 7th Criminal Court set the hearing date for October 24, 2017, at the request of the Office of the Public Prosecutor. The Prosecutor has petitioned that the investigation be closed.

2)	LATAM received six Requests for Information from the Central-North Metropolitan Region Legal Division, on October 25, 2016, on November 11, 2016, on March 8, 2017, on March 22, 2017, on July 7, 2017 and the last on August 28, 2017. It requested information related to the investigation of payments made by LAN Airlines in 2006 and 2007 to a consultant who advised it on the resolution of labor matters in Argentina. It also requested an explanation of information provided to the market. The five requests have already been answered and the requested information has been provided. The 7th Criminal Court set the hearing date for October 24, 2017 at the request of the Public Prosecutor. A reopening of the investigation was denied at that hearing and that denial was confirmed by the Santiago Court of Appeals on November 20, 2017.

3)	The ecuatorian airline affiliate, LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013. The Investigative Prefecture has 180 days (through February 21, 2017) to issue a report on whether to quash the investigation or file charges against two or more of the parties involved. That period can be extended for another 180 days. A proceeding would begin only if the decision is made to file charges. The Commission extended the term of the investigation for another 180 days (through August 18, 2017) LATAM Airlines Ecuador is cooperating with the authority and has retained a law firm and economist expert in the subject to advise the company during this process and any additional information requested will be furnished. We received notice on August 23, 2017 that the Market Regulatory Commission decided to quash the investigation against AEROLANE LÍNEAS AÉREAS NACIONALES DEL ECUADOR S.A. and two other airlines because there was insufficient information to charge them. This decision is final.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The Revolving Credit Facility (“Revolving Credit Facility”) with guaranteed aircraft, engines, spare parts and supplies for a total amount of US $ 450 million includes restrictions of minimum liquidity measured at the level of the Consolidated Company and measured at the individual level for the companies LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. which remain stand by while the credit line is not used. This credit line established with a consortium of eleven banks led by Citibank, is not used as of December 31, 2017.

As of December 31, 2017, the Company is in compliance with all the indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2017	2016
ACS Aero 1 Alpha limited	Airbus A320	1	—
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	—	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	—	1
Avolon Aerospace AOE 20 Limited	Airbus A320	—	1
Avolon Aerospace AOE 6 Limited	Airbus A320	—	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 100 Limited	Airbus A320	2	—
AWAS 5234 T rust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	2
Bank of Utah	Boeing 787	2	—
CIT Aerospace International	Airbus A320	1	2
ECAF I 1215 DAC	Airbus A320	—	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	—	1
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	—	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 T rust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2017	2016

Magix Airlease Limited	Airbus A320	—	1
MASL Sweden (8) AB	Airbus A320	—	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	1	—
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	5
PAAL Aquila Company Limited	Airbus A321	2	2
PAAL Gemini Company Limited	Airbus A321	1	1
SASOF II (J) Aviation Ireland Limited	Airbus A319	—	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	4	6
SMBC Aviation Capital Limited	Airbus A321	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	—	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	2	3
Wells Fargo Bank North National Association	Airbus A320	—	2
Wells Fargo Bank Northwest National Association	Airbus A320	5	7
Wells Fargo Bank Northwest National Association	Airbus A350	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	2	3
Wells Fargo Bank Northwest National Association	Boeing 777	4	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	11
Wilmington Trust Company	Airbus A319	—	1
Total		93	111

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

No later than one year	462,205	533,319
Between one and five years	1,620,253	1,459,362
Over five years	1,498,064	1,262,509
Total	3,580,522	3,255,190

The minimum operating lease payments charged to income are the following:

	For the period ended
	December 31,
	2017	2016
	ThUS$	ThUS$

Minimum operating lease payments	579,551	568,979
Total	579,551	568,979

During 2017 two Airbus A320-200N were added for a period of twelve years each and two Airbus A319-100 aircraft, fifteen Airbus A320 aircraft were returned. On the other hand, two Boeing 787-9 aircraft were added for a period of twelve year each and one Boeing 767-300ER aircraft and one Boeing 767-300 Freighter aircraft were returned.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and in the margins agreed in the contracts with the lessor, a cost assumed by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk and the amount of the assets involved. As for the rent payments, these are unrestricted and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

At December 31, 2017 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2018
ACS Aero 1 Alpha Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2018
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,043	Jul 2, 2018
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2019
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2018
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Six letter of credit	22,105	Apr 30, 2018
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Aug 5, 2018
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Two letter of credit	7,366	Dec 11, 2018
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Mar 2, 2018
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2018
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 15, 2018
			69,729

(c)       Other commitments

At December 31, 2017 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2018
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Twenty five letter of credit	1,897	Jan 31, 2018
Lima Airport Partners S.R.L.	Lan Perú S.A.	Eighteen letter of credit	996	Apr 30, 2018
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Ten letter of credit	80,000	Jan 21, 2018
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,809	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,690	Apr 5, 2018
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,868	Jun 16, 2018
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	15,000	Mar 31, 2018
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty three letter of credit	19,759	Feb 28, 2018
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2018
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	Mar 13, 2018
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,044	Mar 25, 2021
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,703	May 19, 2020
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,926	Apr 1, 2021
União Federal	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,604	Oct 20, 2021
União Federal -Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policies guarantee	41,243	Jul 30, 2020
União Federal - Procuradoira - Gral da fazenda Nacional	Tam Linhas Aéreas S.A.	Four insurance policies guarantee	50,196	Jan 4, 2020
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,551	Sep 28, 2021
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,268	Feb 22, 2021
			280,032

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	Transaction amount with related parties As of December 31,
						2017	2016
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	18	6
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	14	9
				Services provided for advertising	CLP	—	(12)
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	1,643	(394)
				Services received from National and International Courier	CLP	(382)	(285)
				Services provided of cargo transport	CLP	(17)	192
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(761)	(727)
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	—	(84)
				Tickets sales	CLP	1	3
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	72	76
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(2,357)	(2,563)
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessor	ARS	(251)	(264)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Related director	Brazil	Services provided	BRL	45	(120)
				Services received at airports	BRL	(39)	7
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	31,707	—
				Interlineal received service	US$	(2,139)	—
				Interlineal provided service	US$	5,279	—
				Services provided of handling	US$	1,002	—

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the period ended
	December 31,
	2017	2016
	ThUS$	ThUS$

Remuneration	17,826	16,514
M anagement fees	468	556
Non-monetary benefits	740	778
Short-term benefits	36,970	23,459
Share-based payments	13,173	8,085
Total	69,177	49,392

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders’ Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

Number of Stock Options
In share-based payment arrangements
		Options	Expired
	Opening	waived by	Action	Closing
Periods	balance	executives	Options	Balance
From January 1 to December 31, 2016	4,518,000	(4,172,000)	(346,000)	—
From January 1 to December 31, 2017	—	—	—	—

These options was valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. No result has been recognized as of December 2017 (ThUS$ 2,989 at December 31, 2016).

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist.

(b)          Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 “Share-based Payments” and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2016	4,719,720	—	—	—	4,719,720
From January 1 to December 31, 2017	4,719,720	37,359	(1,193,286)	(630,897)	2,932,896

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At December 31, 2017, the carrying amount of ThUS$ 13,173, is classified under “Administrative expenses” in the Consolidated Statement of Income by Function.

(c)          Subsidiaries compensation plans

(c.1)       Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at December 31, 2017, which amounted to 316,025 shares (at December 31, 2016, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A.).

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698
Outstanding option number as December 31, 2017	84,249	163,251	68,525	316,025

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2017	2016	2017	2016
Multiplus S.A.	—	—	316,025	394,698

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2017 and December 31, 2016 there is no value recorded in liabilities and results.

(c.2)       Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.	Compliance with the performance goal defined by this Council as return on Capital Invested.

b.           The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856
From January 1 to December 31, 2017	237,856	129,218	(41,801)	(15,563)	309,710

NOTE 35 - STATEMENT OF CASH FLOWS

(a)          The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)          Other inflows (outflows) of cash:

	For the periods ended
	December 31,
	2017	2016
	ThUS$	ThUS$
Guarantees	59,988	(51,559)
Fuel hedge	19,862	(50,029)
DOJ fine	—	(12,750)
SEC agreement	—	(4,719)
Fuel derivatives premiums	(2,832)	(6,840)
Hedging margin guarantees	(4,201)	1,184
Tax paid on bank transaction	(6,635)	(10,668)
Bank commissions, taxes paid and other	(7,738)	(769)
Change reservation systems	(16,120)	—
Currency hedge	(17,798)	(39,534)
Court deposits	(33,457)	(33,635)
Others	—	50
Total Other inflows (outflows) Operation flow	(8,931)	(209,269)
Others deposits in guarantees	3,754	—
Recovery loans convertible into shares	—	8,896
Tax paid on bank transaction	(2,594)	(3,716)
Others	(10,383)	(4,337)
Total Other inflows (outflows) Investment flow	(9,223)	843
Loan guarantee	80,615	(74,186)
Aircraft Financing advances	(26,214)	(125,149)
Settlement of derivative contracts	(40,695)	(29,828)
Total Other inflows (outflows) Financing flow	13,706	(229,163)

(c)          Dividends:

	For the periods ended
	December 31,
	2017	2016
	ThUS$	ThUS$
Latam Airlines Group S.A.	(20,766)	—
Multiplus S.A. (*)	(45,876)	(40,823)
Lan Perú S.A. (*)	—	(400)
Total dividends paid	(66,642)	(41,223)

(*) Dividends paid to minority shareholders

d)           Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2016	Capital	Capital	Interest	and others	Reclassifications	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	278,164	130,000	(99,719)	(7,563)	13,737	—	314,619
Bank loans	585,287	70,357	(345,552)	(21,127)	32,668	—	321,633
Guaranteed obligations	4,758,552	182,140	(486,599)	(154,072)	155,907	(419,085)	4,036,843
Other guaranteed obligations	256,420	—	(15,022)	(8,890)	9,667	—	242,175
Obligation with the public	1,309,345	1,055,167	(797,828)	(128,764)	146,146	—	1,584,066
Financial leases	1,022,361	—	(344,005)	(46,874)	58,937	419,085	1,109,504
Other loans	394,791	13,107	(124,688)	(22,434)	22,024	—	282,800
Total Obligations with financial institutions	8,604,920	1,450,771	(2,213,413)	(389,724)	439,086	—	7,891,640

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended
	December 31,
	2017	2016
	MUS$	MUS$

Increases (payments)	(205,143)	(170,684)
Recoveries	78,641	727,585
Total cash flows	(126,502)	556,901

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more. demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2017, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.
-	Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.

It is highlighted that in 2017, LATAM Airlines Group maintained its inclusion for the fourth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to December 31, 2017 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2017, have been approved in an Extraordinary Board Meeting on March 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO at LATAM Airlines Group.